Filed pursuant to Rule 424(b)(3)
Registration No. 333-180812

PROSPECTUS

PARAMOUNT GOLD AND SILVER CORP.

10,417,776 Shares

Common Stock

The selling stockholders named in this prospectus are offering shares of our common stock. We are not selling any shares of our common stock in this offering. We will not receive any proceeds from the sale of common stock by the selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

Our common stock is listed for trading on the NYSE MKT LLC (“NYSE MKT”) and the Toronto Stock Exchange (“TSX”) under the symbol “PZG”, and quoted on the Frankfurt Stock Exchange (“FSE”) under the symbol “P6G.” On November 14, 2012 the last reported sale price of our common stock on the NYSE MKT and TSX was US$2.22 and CDN$2.23 per share, respectively, and on the FSE was EUR€1.85 per share.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 30, 2012

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized any other person to provide you with information different from that contained in this prospectus. The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

In this prospectus, “Paramount,” “Company,” “we,” “us,” and “our” refer to Paramount Gold and Silver Corp., including unless the context otherwise requires, its subsidiaries. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the “Risk Factors” section beginning on page 3.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should read this entire prospectus carefully before making a decision to invest in our common stock securities, including the risks discussed under the “Risk Factors” section and our financial statements and related notes.

The Company

Paramount is a U.S. based exploration stage mining company with projects in Nevada (Sleeper) and northern Mexico (San Miguel).  Our business strategy is to acquire and develop known precious metals deposits in large-scale geological environments in North America.  This helps eliminate discovery risks and significantly increases the efficiency and effectiveness of exploration programs.  Our projects are located near successful operating mines.  This greatly reduces the related costs for infrastructure requirements at the exploration stage and eventually for mine construction and operations.

Recent Equity Offering

On March 30, 2012, the Company closed a private placement offering (the “March 2012 Offering”) pursuant to which the Company sold to various institutional and accredited investors and non-U.S. persons 10,417,776 shares of its common stock (the “Shares”) for gross proceeds of $21,356,441, at an offering price of $2.05 per Share. Net proceeds from the March 2012 Offering will be used primarily to support the Company's current exploration and development plans together with the Company's ongoing general corporate and working capital requirements.

The subscription agreements between the Company and each of the investors of the March 2012 Offering provide that we shall use our commercially reasonable efforts to file a registration statement with the U.S. Securities and Exchange Commission to register the resale of the Shares.  The Company has agreed to pay a finder’s fee for certain of the subscription agreements.

The sale of the Shares was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering.

Corporate Information

We are a Delaware company incorporated on March 29, 2005.  Our head office is located at 665 Anderson Street, Winnemucca, Nevada.  We have an exploration field office in Temoris, Chihuahua, Mexico. Our telephone number at our head office is (775) 625-3600 and our corporate website is www.paramountgold.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Shares of common stock offered by the selling stockholders	10,417,776 shares of common stock, $0.001 par value per share, offered by the selling stockholders.

Offering price	Determined at the time of sale by the selling stockholders

Common stock outstanding	147,546,184 (as of November 14, 2012)

Risk factors	An investment in the shares involves a high degree of risk. Investors should carefully consider the information set forth under “RISK FACTORS” beginning on page 3.

Use of proceeds	We will not receive any proceeds from the sale of our common stock offered through this prospectus by the selling stockholders.

NYSE MKT symbol	“PZG”

RISK FACTORS

Investment in any securities offered pursuant to this prospectus involves risks. Before making an investment decision, you should carefully consider the specific risks described under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which we have incorporated herein by reference. Each of the risks described in these headings could adversely affect our business, financial condition, results of operations and prospects, and could result in a complete loss of your investment. For more information, see “Where You Can Find More Information.”

.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Forward-looking statements might include one or more of the following:

●	anticipated results of financing activities;
●	anticipated joint ventures or exploratory costs;
●	anticipated prices for gold and silver;
●	anticipated drilling results;
●	descriptions of plans or objectives of management for future operations;
●	forecasts of future economic performance; and
●	descriptions or assumptions underlying or relating to any of the above items.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Registrant or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered through this prospectus by the selling stockholders. All proceeds from the sale of our common stock sold under this prospectus will go solely to the selling stockholders.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of June 30, 2012. The information in this table should be read in conjunction with “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the consolidated financial statements and the related notes included elsewhere in this prospectus.

June 30, 2012 (In thousands, except share and per share amounts)
Cash and cash equivalents	$12,500
Reclamation and environmental obligation	$1,198
Stockholders’ equity:
Common stock, $0.001 par value; 200,000,000 shares authorized and 147,412,603 shares outstanding	$148
Additional paid-in-capital	$151,565
Contributed surplus	$12,892
Deficit accumulated during the exploration stage	$(101,729)
Accumulated other comprehensive income	$(65)
Total equity (deficit)	$62,811
Total capitalization	$76,120

SELECTED FINANCIAL DATA

The following consolidated financial data has been derived from and should be read in conjunction with our audited financial statements for the years ended June 30, 2008 through 2012. Our audited financial statements for the years ended June 30, 2008 through 2012 are included in the Company’s annual reports for the years ended June 30, 2008 through 2012.  These reports can be found on the Securities and Exchange Commission’s website located at www.sec.gov.

	Year Ended June 30, 2012	Year Ended June 30, 2011	Year Ended June 30, 2010	Year Ended June 30, 2009	Year Ended June 30, 2008
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Statement of Operations data
Revenue	$115,790	$299,703	$35,853	$249,082	$457,562
Expenses	$18,208,539	$12,159,746	$10,248,026	$7,490,261	$18,867,523
Net loss	$12,091,608	$28,450,536	$5,351,958	$7,241,179	$18,409,961
Basic and diluted loss per share	$0.09	$0.21	$0.06	$0.11	$0.38
Diluted weighted average number of shares	139,466,595	130,677,585	98,617,938	65,433,659	47,703,566

Balance sheet data
Cash and short term investments	$20,000,708	$14,689,241	$21,380,505	$7,040,999	$3,199,848
Mineral properties	$50,479,859	$49,515,859	$22,111,203	$18,436,951	$4,738,747
Total assets	$76,119,889	$70,296,027	$46,328,181	$27,457,795	$11,932,328
Current liabilities	$12,111,206	$17,683,832	$6,410,090	$383,445	$1,714,620
Total liabilities	$13,309,385	$18,827,724	$6,410,090	$383,445	$1,714,620
Working capital	$20,694,536	$16,144,479	$22,750,664	$8,116,541	$4,119,068
Accumulated deficit	$101,729,241	$89,637,633	$61,187,098	$43,197,264	$35,956,085

DETERMINATION OF OFFERING PRICE

The selling stockholders may sell their shares at prevailing market prices on the NYSE MKT, TSX or FSE or at privately negotiated prices.  Consequently, we cannot determine what the actual value of our common stock will be either now or at the time of sale, if any.  We will not receive proceeds from the sale of common stock from the selling stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are an exploratory stage mining company that currently has mining concessions in Mexico and mineral claims in Nevada, USA.  We have no proven reserves at our San Miguel project in Mexico or at our Sleeper Gold Project in Nevada but are currently exploring both projects.  The following discussion updates our plan of operations for the foreseeable future.  It also analyzes our financial condition and summarizes the results of our operations for the years ended June 30, 2012, 2011 and 2010 and compares each year’s results to the results of the prior year.

Plan of Operation – Exploration:

Our plan for the next twelve months at our San Miguel Project is to continue with our drill program by testing new areas or expanding resources on known zones such La Bavisa, Don Ese Sur and el Ojito, which are part of the Temoris group of concessions. Additionally, we plan to conduct geological reconnaissance to identify new targets areas and drill them on geological merit. The Company expects to complete a Preliminary Economic Assessment on San Miguel project by calendar year end 2012. This will be based on our updated material estimate prepared by Mine Development Associates, and metallurgical testing by McClelland Laboratories, both of Reno Nevada USA.  Our budget for the program is approximately $7.8 million.

Our plan for the next twelve months in Nevada is to primarily focus on our Sleeper Gold Project.  Our budget for this period is approximately $6.2 million.   We will assess the results and recommendations of the PEA prepared by SEWC and determine the next steps for the Sleeper Gold Project.  We will continue drilling to follow up on open zones with gold anomalies or hidden geophysical targets. Additionally, a drill program is planned to test several targets within the recently staked Mimi claim block south of the original Sleeper Gold mine claim block.

Our work at both the San Miguel Project and Sleeper Gold Project is consistent with Paramount’s strategy of expanding and upgrading known, large-scale precious metal occurrences in established mining camps, defining their economic potential and then partnering them with nearby producers.

Comparison of Operating Results for the year ended June 30, 2012 as compared to June 30, 2011

Liquidity and Capital Resources

At June 30, 2012, we had a cash and short-term investment balance of $20,000,708 compared to $14,689,241 as at June 30, 2011.  The cash used to fund our exploration programs and corporate overhead was offset by the financing we completed in March 2012.

At June 30, 2012, we had a net working capital, excluding non-cash warrant liability, of $20,694,536. We anticipate our cash expenditures to fund exploration programs and general corporate expenses to be approximately $1.3 million per month for the next 6 months.  We also anticipate making $1.6 million in option payments for previously purchased mineral concessions in the next 3 months.   Anticipated cash outlays will be funded by our available cash reserves and future issuances of shares of our common stock.

For the year ended June 30, 2012, the company received $287,425 pursuant to the exercise of stock options.

At June 30, 2012, the Company had 7,700,000 “in-the-money” purchase warrants outstanding.  All the warrants are held by the Company’s largest shareholder FCMI Financial Corporation.  If all the issued outstanding warrants are exercised, the Company’s cash balances will increase by approximately $7.9 million.  These warrants expire in March 2013.

At June 30, 2012, the Company’s amounts receivable of $1,458,365 primarily consisted of value added tax due from the Mexican government.

Historically, we have funded our exploration and development activities through equity financing arrangements.  We continue to assess our needs for additional capital to ensure sufficient financial resources are available to fund our exploration and working capital needs.  We believe that our access to additional capital together with our existing cash resources will be sufficient to meet our needs for the next twelve months.  If, however, we are unable to obtain additional capital or financing, our exploration and development activities will be significantly adversely affected.

Net Loss

Our net loss before other items for the year ended June 30, 2012 was $18,092,749 compared to a loss of $11,860,043 in the previous year.  The increase in net loss of $6,232,706 or 53% reflects our expanded exploration programs at both the Sleeper Gold Project and the San Miguel Project.  We will continue to incur losses for the foreseeable future as we continue with our planned exploration programs at both projects.

Expenses

Our exploration expenses for the year ended June 30, 2012 compared to the previous year increased by 68% or by $5,442,602.  The increase is mainly driven by the increased number of holes and total cumulative length of feet drilled by the Company in both Nevada and Mexico.

The following table summarizes our drilling activities at both projects for the year ended June 30, 2012 and 2011:

	For the year ended June 30, 2012		For the year ended June 30, 2011
	Holes	Cumulative Length in Feet	Holes	Cumulative Length in Feet
San Miguel Project, Mexico	228	135,165	86	72,887
Sleeper Gold Project, USA	78	19,516	36	24,742
Total	306	154,681	122	97,627

Our general corporate expenses which include professional fees, corporate communications, consulting fees and office and administration totaled $2,534,123 for the year ended June 30, 2012.  This is a 8% increase over the previous year ended June 30, 2011.  Management believes the increase was reasonable given the level of business activity that occurred during the year.   We believe our cash is adequate to meet our budgeted expenses in the short-term.

For the year ended June 30, 2012, the Company’s warrant liability decreased by $6,167,873.  The decrease was recorded as a gain on the Consolidated Statement of Operations.  The decrease in warrant liability is primarily due to a decrease in the Company’s share price from $3.26 at June 30, 2011 to $2.40 at June 30, 2012.

Comparison of Operating Results for the year ended June 30, 2011 as compared to June 30, 2010

Liquidity and Capital Resources

At June 30, 2011, we had a cash balance of $14,689,241 compared to $21,380,505 for the same period in the prior year.  The net reduction is cash is attributable to the funding of our exploration programs at our San Miguel Project in Mexico and at our Sleeper Gold Project.

At June 30, 2011, we had a net working capital, excluding the non-cash warrant liability of $16,144,479.  We had cash expenditures of approximately $1.0 million per month to fund our exploration programs and our general corporate expenses.
During the year ended June 30, 2011, the Company received $3,707,340 pursuant to the exercise of stock options, stock purchase warrants and issuance of stock related to our “at-the-market” offering.

At June 30, 2011 the Company had 7,700,000 “in-the-money” purchase warrants outstanding.  All the warrants are held by the Company’s largest shareholder FCMI Financial Corporation.  If all the issued outstanding warrants were exercised, the Company’s cash balances would increase by $8,408,400.

At June 30, 2011, the amounts receivable amount of $1,625,724 primarily consisted of value added tax due from the Mexican government.  During the year ended June 30, 2011, the Company collected $474,983 in value added tax.

Revenues

As an exploratory mining company, we have not earned revenue from our operations since our inception.  The majority of our income is derived from interest earned on our cash holdings.  During the year ended June 30, 2011 the Company recorded a gain of $154,590 from the disposition of marketable securities held for sale.  We invest our excess cash in short-term Guaranteed Investment Certificates that range from 30 to 90 day terms.  For the year ended June 30, 2011, the Company earned $118,870 in interest income.

Costs and Expenses

Exploration expenses were $7,984,774 for year ended June 30, 2011 as compared to $6,043,791 for the year ended June 30, 2010.   Our level of expenditures has increased from the comparable prior year periods as a result of incurring exploration expenses at Sleeper Gold property.  Expenses incurred include geology, drilling, lab analysis, metallurgy, site access, license and permitting.  Since inception, we have incurred exploration costs totaling $31,782,037 at both our San Miguel Project and Sleeper Gold Project.

Our general and administration expenses which include professional fees, corporate communications, consulting fees and office and administration totaled $2,339,757 for the year ended June 30, 2011 as compared to $2,111,129 in the prior year.  Management believes the expense growth of 11% to be reasonable given its recent acquisition of X-Cal Resources Ltd.

The increase in fair value in our warrant liability recorded in the year ended June 30, 2011 was $16,421,412.  This adjustment was primarily due to the increase in our share price from $1.30 at June 30, 2010 to a share price of $4.01 at June 30, 2011.  This was reported on our statement of operations as other item and is a non-cash loss.

Net Loss

Our net loss before other items for the year ended June 30, 2011 was $11,860,043 compared to a loss of $10,212,173 in the prior year.

Contractual Obligations

The following table summarizes our obligations and commitments as of June 30, 2012 to make future payments under certain contracts, aggregated by category of contractual obligation, for specified time periods:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts Payable & Accrued Liabilities	$1,364,419	$1,364,419	-	-	-
Asset Retirement Obligations	1,198,179	100,000	300,000	200,000	598,179
Total	$2,562,598	$1,464,419	$300,000	$200,000	$598,179

Critical Accounting Policies

Management considers the following policies to be most critical in understanding the judgments that are involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact the results of operations, financial condition and cash flows.  Our financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation.  Management believes the Company’s critical accounting policies are those related to mineral property acquisition costs, exploration and development cost, stock based compensation, derivative accounting and foreign currency translation.

Estimates

The Company prepares its consolidated financial statements and notes in conformity to United States Generally Accepted Accounting Principles (“U.S. GAAP”) and requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amounts of revenue and expenses during the reporting period.  On an ongoing basis, management evaluates these estimates, including those related to allowances for doubtful accounts receivable and long-lived assets. Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Mineral property acquisition costs

The Company capitalizes the cost of acquiring mineral properties and will amortize these costs over the useful life of a property following the commencement of production  or expense these costs if it is determined that the mineral property has no future economic value or the properties are sold or abandoned.  Costs include cash consideration and the fair market value of shares issued on the acquisition of mineral properties.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts of the specific mineral property at the time the payments are made.

The amounts recorded as mineral properties reflect actual costs incurred to acquire the properties and do not indicate any present or future value of economically recoverable reserves.

Exploration expenses

The company records exploration expenses as incurred.  When it is determined that precious metal resource deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration expenses related to such reserves incurred after such a determination will be capitalized.  To date the Company has not established any proven or probable reserves and will continue to expense exploration expenses as incurred.

Derivatives

The Company has adopted the amended provisions of ASC 815 on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock.   The Company has issued stock purchase warrants with exercise prices denominated in a currency other than its functional currency of U.S. dollars.  As a result, these warrants are no longer considered indexed to our stock and must be accounted for as a derivative instrument.

Warrants that are issued with exercise prices other than the Company’s functional currency of the U.S. dollar are accounted for as liabilities.  The fair value of the Company’s outstanding warrant liabilities is determined at each reporting date with any change to the liability from a previous period recorded in the Statement of Operations.  We record changes in the fair value of our warrant liabilities as a component of other income and expense as we believe the amounts recorded relate to financing activities and not as a result of our operations.  If a stock purchase warrant is exercised the Company is only obligated to issue shares in its common stock.

If the Company were to issue stock purchase warrants with exercise prices in its functional currency, the warrants would be considered indexed to our stock and the fair value at date of issue recorded as equity.  There would be no requirement under U.S. GAAP to report changes in its fair value from period to period.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar.  Transactions involving foreign currencies for items included in operations are translated into U.S. dollars using the monthly average exchange rate and monetary assets and liabilities are translated at the exchange rate prevailing at the consolidated balance sheet date and all other consolidated balance sheet items are translated at historical rates applicable to the transactions that comprise the amounts.  Translation gains and losses are included in the determination of other comprehensive loss and gains in the Statement of Operations.

Reclassification

Certain comparative figures have been reclassified to conform to the current year end presentation.

Off-Balance Sheet Arrangements

We are not currently a party to, or otherwise involved with, any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, or capital resources.

SELLING STOCKHOLDERS

All information in the below table was provided in conjunction with the original prospectus and has not  been updated.

This prospectus covers the offering of up to 10,417,776 shares of the Company’s common stock by the selling stockholders.  We will not receive any proceeds from the sale of common stock by the selling stockholders. Except as set otherwise disclosed herein (including the documents incorporated herein by reference), no selling stockholder, to our knowledge, has had a material relationship with us during the three years immediately preceding this offering, other than as an owner of our common stock or other securities.

The common stock issued to the selling stockholders are “restricted securities” under applicable federal and state securities laws and we have agreed to use commercially reasonable efforts to register the common stock with the U.S. Securities and Exchange Commission to give the selling stockholders the opportunity to sell their common stock and to keep the registration statement effective for 270 days from the effective date of the prospectus.  The registration of such common stock does not necessarily mean, however, that any of these shares of common stock will be offered or sold by the selling stockholders. We may amend or supplement this prospectus from time to time in the future to update or change this selling stockholder list and the shares that may be resold.

The table and other information contained under the caption “Selling Stockholders” has been prepared based upon information furnished to us by or on behalf of the selling stockholders.

Name of Selling Stockholder	Common Stock Beneficially Owned before this Offering		Total Number of Shares of Common Stock to be offered for Selling Stockholders Account	Total Number of Shares of Common Stock Owned after this Offering(1)	Percentage to be Beneficially Owned after this Offering(1)
Rothschild & Cie Banque	3,100,000		1,500,000	1,600,000	1.1%
FCMI Financial Corporation	24,444,234	(2)	1,170,732	23,273,502	15.0%
Terra Nova Partners LP	122,000		122,000	0	*
Northwood Capital Partners LP	150,000		150,000	0	*
Seaside 88, LP	500,000		500,000	0	*
Micro PIPE Fund I, LLC	48,750		48,780	0	*
EDJ Limited	75,000		75,000	0	*
Porter Partners, L.P.	871,250		425,000	446,250	*
Ian MacKeller	677,500		100,000	577,500	*
Spartan Fund Management Inc	100,000		100,000	0	*
Lynda Voelkl	10,000		10,000	0	*
Dr. M Kalarajah	175,000		175,000	0	*
Nordgestion SA	150,000		150,000	0	*
Camille Rabey	110,000		100,000	10,000	*
Steenberg Financial Corp	75,000		75,000	0	*
Optima Capital Canada Ltd.	75,000		75,000	0	*
Web Works Multimedia Corporation	10,000		10,000	0	*
Charles Malette	30,000		30,000	0	*
Charles Malette	10,000		10,000	0	*
Robert Gibb	15,000		15,000	0	*
Caroyln Latondresse	5,000		5,000	0	*
Julie T. Berlacher	35,000		35,000	0	*
Edward Ajootian	25,000		25,000	0	*
Joanne McBean	125,100		100,000	25,100	*
Encompass Fund	75,000		75,000	0	*
Malcolm Gissen & Judith Cohen 2003 Trust	7,300		7,300	0	*
William Minyard	248,304		75,000	173,304	*
Kenneth Casey	150,000		150,000	0	*
Brookdale Global Opportunity Fund	2,000,000		2,000,000	0	*
Brookdale International Partners, L.P.	2,000,000		2,000,000	0	*
Capital Ventures International	300,000		300,000	0	*
Bristol Investment Fund, Ltd.	341,464		341,464	0	*
Talkot Fund, L.P.	400,000		400,000	0	*
Marshall G. Berol	12,500		12,500	0	*
Michael McGettigan	75,000		50,000	25,000	*

(1)	Assumes the sale of all shares offered pursuant to this prospectus.

(2)	Includes 7,700,000 shares of common stock issuable upon the exercise of presently exercisable warrants.

* Less than 1%

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of shares of our common stock as of April 27, 2012 on which date there were 147,387,288 shares outstanding, inclusive of any shares which could be exercised pursuant to any options or warrants owned by the named individual, by (i) each person known by us to beneficially own 5% or more of the outstanding shares of such class of stock, based on filings with the SEC and certain other information, (ii) each of our “named executive officers” and directors, and (iii) all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power. In addition, under SEC rules, a person is deemed to be the beneficial owner of securities, which may be acquired by such person upon the exercise of options and warrants or the conversion of convertible securities within 60 days from the date on which beneficial ownership is to be determined.

Except as otherwise indicated in the notes to the following table, we believe that all shares are beneficially owned, and investment and voting power is held by the persons named as owners:

Name	No. of Shares of Common Stock and Options (12)	No. of Options/Warrants	Percent of Class
Christopher Crupi(1)	4,119,776	300,000	2.8%
Christopher Reynolds(2)	245,000	235,000	*
Michel Yvan Stinglhamber(3)	324,010	130,000	*
FCMI Financial Corp.(4)	24,444,234	7,700,000	16.6%
John Carden(5)	240,000	175,000	*
Eliseo Gonzalez-Urien(6)	235,000	175,620	*
Michael Clancy(7)	200,000	125,000	*
Carlo Buffone(8)	325,000	300,000	*
Glen Van Treek(9)	400,000	400,000	*
Robert Dinning(10)	400,000	310,000	*
Shawn Kennedy(11)	686,246	175,000	*
All officers and directors as a group (10 persons)	7,175,022		4.87%

* Less than 1%

(1)	The mailing address for Christopher Crupi is 665 Anderson Street, Winnemucca, NV, 89445

(2)	The mailing address for Christopher Reynolds is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada, M5A 1E1.

(3)	The mailing address for Michel Yvan Stinglhamber is 665 Anderson Street, Winnemucca, NV, 89445

(4)	The mailing address for FCMI Financial Corp. is Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M3J 2T2.

(5)	The mailing address for John Carden is 665 Anderson Street, Winnemucca, NV, 89445

(6)	The mailing address for Eliseo Gonzalez-Urien is 665 Anderson Street, Winnemucca, NV, 89445

(7)	The business address for Michael Clancy is 160 Elgin Street, Ottawa, Ontario, Canada K1P 1C3.

(8)	The mailing address for Carlo Buffone is 665 Anderson Street, Winnemucca, NV, 89445

(9)	The mailing address for Glen Van Treek is Virginia 7556 Vitacura, Santiago F3, Chile, 760340.

(10)	The mailing address for Robert Dinning is #12-1900 Indian River Creek, North Vancouver, British Columbia Canada V7G 2R1.

(11)	The mailing address for Shawn Kennedy is 895 Glover Road, Smithers, BC, Canada, V0J 2N6.

(12)
Under Exchange Act Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 27, 2012.

(13)	Based on the number of currently issued and outstanding shares of common stock and warrants owned by the shareholder as a fraction of the total number of issued and outstanding shares of common stock.

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their common stock covered hereby on any stock exchange, market or trading or quotation facility on which the shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling the common stock:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	in transactions through Broker-dealers that agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell the shares of common stock under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of the shares of common stock, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with National Association of Securities Dealers (“NASD”) Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM−2440.

In connection with the sale of the shares of common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging the positions they assume. The selling stockholders may also sell the shares of common stock short and deliver these securities to close out their short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the shares of common stock offered by this prospectus, which shares of common stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, in connection with such sales. In such event, any commissions received by such Broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder.

The Company has agreed to pay certain fees and expenses incurred by the Company incident to the registration of the shares of common stock.

We agreed to use commercially reasonable efforts to file a registration statement with the Commission and cause it to become effective as soon as practicable after the closing of the offering, and to cause the registration statement to remain effective until the earlier of: (i) the date on which all the shares of common stock have been sold pursuant to the registration statement or Rule 144 under the Securities Act; and (ii) 180 days from the date of the private offering. The resale shares of common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, or Exchange Act, any person engaged in the distribution of the resale shares of common stock may not simultaneously engage in market making activities with respect to the shares of common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the shares of common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF CAPITAL STOCK

The following summary is not complete. You should refer to the applicable provisions of our Certificate of Incorporation, as amended, and our Bylaws, as amended, copies of which are on file with the SEC as exhibits to previous SEC filings.  Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.

We are authorized to issue 200,000,000 shares of common stock, par value 0.001 per share. On November 14, 2012, there were 147,546,184 shares of our common stock outstanding.

Holders of the Company's common stock are entitled to one vote per share on each matter submitted to vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but un-issued shares of common stock, which would reduce the percentage ownership of the Company of its stockholders and which would dilute the book value of the common stock.

Stockholders of the Company have no preemptive rights to acquire additional shares of common stock. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, holders of the shares of our common stock are entitled to share equally in corporate assets after the satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. During the last two fiscal years the Company has not paid cash dividends on its common stock and does not anticipate that it will pay cash dividends in the foreseeable future.

Transfer Agent and Registrar

Our transfer agent is Computershare Shareholder Services, Inc., whose address is 480 Washington Boulevard, Jersey City, New Jersey 073101. Our co-transfer agent is Canadian Stock Transfer Company Inc., whose address is 320 Bay Street, Toronto, Ontario, Canada M5H 4A6.

 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (defined below) of the ownership and disposition of the shares of common stock purchased in the Offering.

As used herein, "non-U.S. holders" are beneficial owners of the shares of our common stock purchased in the Offering, other than entities or arrangements treated as partnerships for U.S. federal income tax purposes ("Partnerships"), that are not U.S. holders. "U.S. holders" are beneficial owners of the shares of our common stock that are, for United States federal income tax purposes, (1) citizens or individual residents of the United States, (2) corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) an election is in effect under applicable United States Treasury regulations to be treated as a U.S. person.

If a Partnership is a beneficial owner of the shares of our common stock purchased in the Offering, the treatment of a partner in the Partnership will generally depend upon the status of the partner and upon the activities of the Partnership. Partnerships and partners in such Partnerships should consult their own tax advisors about the United States federal income tax consequences of owning and disposing of shares of our common stock.

This summary does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. For example, it does not deal with special classes of non-U.S. holders, such as banks, thrifts, real estate investment trusts, regulated investment companies, passive foreign investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors. This summary is limited to holders that hold our shares of common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment purposes). It does not discuss the tax consequences of the ownership and disposition of shares of our common stock purchased in the Offering and held as part of a hedge, straddle, conversion, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to (i) persons that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) stockholders or beneficiaries of a holder of such shares of common stock. Further, it does not include any description of any alternative minimum tax consequences, estate tax consequences, or the tax laws of any state or local government or of any foreign government that may be applicable to such shares of common stock. This summary is based on the Code and the United States Treasury regulations promulgated thereunder, and administrative and judicial decisions, all as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of the ownership and disposition of such shares of common stock.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, ESTATE, GIFT, TRANSFER AND ANY OTHER TAX CONSEQUENCES (INCLUDING ANY ASSOCIATED

REPORTING REQUIREMENTS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY TREATIES ON THE FOREGOING OR OTHERWISE.

Our Common Stock

The rules governing United States federal income taxation of the ownership and disposition by a non-U.S. holder of shares of our common stock are complex and no attempt is made herein to provide more than a summary of such rules.

Distributions

If distributions are paid on shares of our common stock, the distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent a distribution with respect to your shares of our common stock exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares of our common stock. Any remainder will constitute gain from the sale or exchange of the shares of our common stock, the treatment of which is described below under the section entitled “Sale or Exchange of Shares of Common Stock.” Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if an applicable tax treaty requires, is also attributable to a United States permanent establishment maintained by such non-U.S. holder), the dividend will not be subject to any withholding tax, provided certain certification requirements are satisfied (as described below). Instead, such dividends will be subject to United States federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate non-U.S. holder under certain circumstances also may be subject to an additional branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, on a portion of its effectively connected earnings and profits for the taxable year.

Non-U.S. holders should consult their own tax advisors regarding the potential applicability of any income tax treaty in their particular circumstances.

To claim the benefit of a tax treaty or to claim exemption from withholding on the ground that income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed form, generally on Internal Revenue Service Form W-8BEN for treaty benefits or Form W-8ECI for effectively connected income, or such successor forms as the Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Exchange of Shares of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax and, in certain cases, withholding tax on the sale, exchange or other disposition of shares of our common stock purchased in the Offering unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder (and, if an applicable tax treaty requires, is also attributable to a United States permanent establishment maintained by such non-U.S. holder), (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 or more days (as calculated for United States federal income tax purposes) during the taxable year of the disposition, and certain other conditions are satisfied, or (3) we are or have been a "U.S. real property holding corporation," or "USRPHC," as defined for United States federal income tax purposes. Generally, a U.S. corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the fair market value of its real property and trade or business assets. We believe that we currently are not a USRPHC, although there can be no assurance that we will not become a USRPHC in future years. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, under applicable United States Treasury regulations, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized on the sale, exchange or other disposition of shares of our common stock unless the non-U.S. holder has owned, directly or by attribution, more than 5% of our common stock during the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for the shares of our common stock (a "greater than 5% stockholder").

If a non-U.S. holder is described in clause (1) or is a greater than 5% stockholder and we are a USRPHC, as described in clause (3) above, such holder generally will be taxed on the net gain derived from a sale in the same manner as U.S. persons generally, and, in the case of a non-U.S. holder described in clause (3) above, in certain cases may be subject to a 10% withholding tax applied to the gross proceeds received. Any amount withheld as discussed above may be applied as a credit against the non-U.S. holder's United States federal income tax liability. If an individual non-U.S. holder is described in clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (even though such individual is not considered a resident of the United States). In addition, if a corporate non-U.S. holder falls under clause (1) above, it may be subject to an additional branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Non-U.S. holders should consult their own tax advisors regarding the potential applicability of any income tax treaty in their particular circumstances.

Information Reporting and Backup Withholding Tax

Information reporting and backup withholding (currently at a 28% rate) may apply to dividends paid with respect to our common stock and to proceeds from the sale, exchange or other disposition of our common stock. In certain circumstances, non-U.S. holders may avoid information reporting and backup withholding if they certify under penalties of perjury as to their status as non-U.S. holders or otherwise establish an exemption and certain other requirements are met. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally may be refunded or credited against the non-U.S. holder's United States federal income tax liability, if any, provided that an appropriate claim is timely filed with the Internal Revenue Service.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A NON-U.S. HOLDER'S PARTICULAR SITUATION. NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO ALL TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF ANY CHANGES THEREIN.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel acting for the Company or its subsidiaries or any of the selling stockholders named herein was employed for such purpose on a contingent basis, or at the time of such preparation, certification or opinion or at any time thereafter, through the date of effectiveness of the registration statement had, or is to receive in connection with the offering, a substantial interest, direct or indirect, in the Company or any of its parents, subsidiaries or affiliates, or was connected with the Company or any of its parents, subsidiaries or affiliates as a promoter, underwriter, voting trustee, director, officer, or employee.  The Company has not engaged any experts, other than the independent accounting firm who audited the consolidated financial statements, to prepare or certify any part of this prospectus or any other report or valuation for use in connection with the registration statement of which this prospectus is a part.

DESCRIPTION OF BUSINESS

Paramount is a U.S. based exploration stage mining company with projects in Nevada and northern Mexico. We were incorporated on March 29, 2005 in the state of Delaware. Our business strategy is to acquire and develop known precious metals deposits in large-scale geological environments in North America.  This strategy helps eliminate discovery risks and significantly increases the efficiency of exploration programs.  Our projects are located near successful operating mines.  This greatly reduces the related costs for infrastructure requirements at the exploration stage and eventually for mine construction and operation.

Our Mexican project, known as the San Miguel Project (“San Miguel”), was assembled by completing multiple transactions with third parties from 2005 to 2009.  From August 2005 to August 2008, we completed a series of transaction through our wholly owned subsidiary, Paramount Gold de Mexico S.A. de C.V. and acquired a group of mineral concessions known as the San Miguel Group from Tara Gold Resources Corp.   In May 2008, we acquired the option rights to purchase the Guazapares Group concessions from Mexoro Minerals Ltd. and its Mexican subsidiary, Sunburst Mining de Mexico S.A. de C.V.  Our Temoris Group concessions were acquired in March 2009 when we acquired all the issued and outstanding shares of Magnectic Resources Ltd. from Garibaldi Resource Corp.

Our principle Nevada interest, the Sleeper Gold Project, was acquired by way of statutory plan of arrangement in the Province of British Columbia, Canada, with X-Cal Resources Ltd. (“X-Cal”) in August 2010.  The Sleeper Gold Project is located in Humboldt County, Nevada.   Also through our acquisition of X-Cal, we own additional mining claims in the state of Nevada that are described more fully under the caption “Properties” on Page 22.  Throughout the period in which this report covers we expanded our land holdings around the Sleeper Gold Property by purchasing mining claims from ICN Resources Ltd.  and by staking of available mining claims by our geologists.

Inter-corporate Relationships:

We currently have three active wholly owned subsidiaries:

Paramount Gold de Mexico S.A. de C.V. operates our business in Mexico and holds our interests in the San Miguel mineral concessions and the Guazapares mineral concessions.

Magnetic Resources Ltd., which owns Minera Gama S.A. de C.V., holds interests in mineral concessions known as the Temoris Group and a royalty interest in the mineral concessions known as the Iris project, both located in Mexico.

X-Cal Resources Ltd., through its wholly owned subsidiaries X-Cal USA Inc., New Sleeper Gold LLC, and Sleeper Mining Co LLC, operates our mining interests in Nevada.

The Company’s corporate structure is as follows:

Paramount Metals Corp. is currently inactive.

Segment Information

Our operating segments are the United States and Mexico.  See note 10 to the Consolidated Financial Statements for information relating to our operating segments.

Recent Developments

On March 30, 2012, the Company closed a private placement offering (the “March 2012 Offering”) pursuant to which the Company sold to various institutional and accredited investors and non-U.S. persons 10,417,776 shares of its common stock (the “Shares”) for gross proceeds of $21,356,441, at an offering price of $2.05 per Share. Net proceeds from the March 2012 Offering will be used primarily to support the Company's current exploration and development plans together with the Company's ongoing general corporate and working capital requirements.

The subscription agreements between the Company and each of the investors of the March 2012 Offering provide that we shall use our commercially reasonable efforts to file a registration statement with the U.S. Securities and Exchange Commission to register the resale of the Shares. The registration statement became effective on May 17, 2012.

The sale of the Shares was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering.

The San Miguel Project (Mexico)

Over the past year we aggressively conducted exploration drilling at our San Miguel Project.  We drilled 149 holes for cumulative total of 135,165 feet and incurred exploration expenses of $9.0 million. This compares to 86 drilled holes and exploration expenses of $3.5 million in the previous year.  Our main focus was to further expand known areas of mineralization and to update our geological models.  In December 2011, we announced that we completed a NI 43-101 compliant material estimate and that all our defined mineralized zones have been modeled using a rigorous three dimensional framework that is required for mine planning.

In June 2012, we announced that we would update our NI 43-101 compliant material estimate in August 2012 to include the drill results not included in the December 2011 report.  We announced by press release the results of our updated material estimate on September 5, 2012.

For additional information on our San Miguel Project, please see Item 2. Properties.

The Sleeper Gold Project (Nevada)

In August 2011, we announced the acquisition of 606 unpatented lode mining claims (“Dunes Project”) located 11 miles south of our Sleeper Gold Project from ICN Resources Ltd. (“ICN”).  In consideration, we issued 400,000 shares of our common stock to ICN.

In September 2011, we announced the results of a new NI-43-101 compliant material estimate on the Sleeper Gold Project prepared by SRK Consulting (“SRK”).  Based on the results of the report, the Company commissioned Scott E. Wilson Consulting Inc. (“SEWC”) to prepare a preliminary economic assessment (“PEA”) for the project.  The PEA is designed to evaluate both the technical and financial aspects of various production scenarios using the material estimate developed by SRK.

In July 2012, we announced the results of the PEA completed by SEWC.  SEWC concluded that the most attractive development scenario for Sleeper consists of a large-scale open pit mining operation with a heap leach processing plant handling both oxide and sulfide material, producing a gold-silver dore.  The PEA assumes a 81,000 tonnes per day operation resulting in a projected 17 year operation with an average annual production of 172,000 ounces of gold and 263,000 ounces of silver.  The Company expects to receive the complete PEA report in September 2012.

For additional information on our Sleeper Gold Project, please see Item 2. Properties.

Competitive Business Conditions

The mining and mineral exploration industry has numerous competitors, with substantially more financial, technical and human resources, who can vie for the limited supply of geologically attractive mineral properties available for claim staking, lease or purchase.  This competition also extends to our ability to recruit and retain key personnel and to raise capital to fund our operations.

General Government Regulations:

The Company’s activities are subject to numerous federal, state and local laws in both Mexico and the United States. Compliance with laws that govern prospecting, exploration, protection of the environment, reclamation, labor standards and other issues are considerable and possible future legislation and regulations could cause additional expenses or delays in the continued development of the Company’s properties.

Mexican Regulations

Mineral Concession Rights:  The Mexican mining concessions obtained by the Company grant both exploration and exploitation rights to the land where the San Miguel Project is located for a period of 50 years.  These rights can be extended if the property is being worked.  The concessions are for mineral rights only and the Company must reach agreements with the landowners for access to the property and any disturbance of land.  A minimum annual assessment work is required to hold a concession.  Mining fees have to be paid semi-annually and are based on the area of the concession.

Surface Rights:  Paramount has surface agreements with the local ejido or surface-owner councils for the mining concessions it is currently exploring.  The agreements typically last five years and require the Company to make financial payments for access and surface disturbances.

Environmental and Reclamation Law:  To conduct exploration activities, the Company must submit applications to the Mexican government environmental agency SEMARNAT along with environmental impact studies.  If the application permit is granted it allows the Company to legally disturb a defined area within its mineral concessions and the Company is required to pay a reclamation fee to Fondo Forestall Mexicano as part of the application permit.  Failure to obtain a permit can adversely affect the planned exploration activities of the Company. Currently the Company has all the required permits for its current and planned exploration programs.

United States Regulations

Mining Claims:  Exploration activities on our properties in Nevada are conducted upon federally-owned unpatented mining claims.  Most federally-owned land is administered by the Bureau of Land Management (“BLM”).  On existing claims, we are required to make an annual claim maintenance fees of $140 per claim on or before September 1st at the State Office of the BLM.  In addition, in Nevada, we are required to pay the county recorder of the county in which the claim is situated an annual fee of $10.50 per claim.  For any new claims we acquire by staking, we must file a certificate of location with the State Office of the BLM within 90 days of making the claim along with a fee equal to the amount of the annual claim maintenance fee.

Mining Exploration: BLM regulations require, and the Company has obtained, permits for surface disturbances to conduct its exploration activities.  There are also numerous permits in place that are maintained from the previous mine operations.  These are maintained by the Company for ease in updating should a decision by made to reinitiate production at the Sleeper Gold mine.  Maintenance of these permits includes monthly, quarterly and annual monitoring and reporting to various government agencies and departments.

Environmental and Reclamation: Our Sleeper Gold Project is currently operated as an advanced exploration project and is subject to various permit requirements.  The Company is required to submit a plan of operation, obtain permitting and post bonds that guarantee that reclamation is performed on lands associated with exploration.

The Company is also responsible for managing the reclamation requirements from the previous mine operations and has a bond posted with the BLM to guarantee that reclamation is performed on the associated mine facilities and activities.  The Company believes the existing bond amount is adequate and that the annual reclamation expenses are not material.

Employees

As of July 30, 2012, we had approximately 40 employees and consultants located in Canada, Mexico and the United States.

Facilities

Our head office is located at 665 Anderson Street, Winnemucca, Nevada.  We also have a field office in Temoris, Chihuahua Mexico.

DESCRIPTION OF PROPERTY

SAN MIGUEL PROJECT, MEXICO

Location

The 100% owned San Miguel Project is located in southwestern Chihuahua, a state in Northern Mexico.  The project can be accessed by road, rail and air.  Road access to the San Miguel Project from the state capital Chihuahua City is approximately 250 miles.   The majority of the route is by paved highway turning to reasonably good gravel roads.

The project is about 20 km north of the town of Temoris in the municipality of Guazapares. The area is also known as the Palmarejo mining district and is part of the greater Sierra Madre Occidental gold-silver belt.  The location of the San Miguel Project is shown in Figure 1.

Figure 1:  Property Location Map

N
SIERRA MADRE
GOLD-SILVER BELT
UNITED STATES
CHIHUAHUA
MEXICO
Sonora
Baja California
DOLORES
Minefinders Corp
LA INDIA
Agnico Eagle Mines
MULATOS
Alamos Gold
PINOS ALTOS
Agnico Eagle Mines
OCAMPO
AuRico Gold
PALMAREJO
Coeur D'Alene
MONTERDE
Kimber Resources
SAN MIGUEL GROUPINGS
EL SAUZAL
Gold Corp
Sinaloa
Coahuila
PARAMOUNT
gold & silver
PARAMOUNT GOLD MINING CORP
PARAMOUNT PROPERTIES
CHUHUAHUA MEXICO
PARAMOUNT PROPERTIES
50 25 0 50 100
Kilometers
El CASTILLO
Argonaut Gold

Mining Concessions Titles and Agreements:
The mining concession titles which make up the San Miguel Project have been assembled by means of staking, acquisition from third parties or by way of acquiring companies which hold ownership to the concessions.  The Company currently controls 40 mining concessions which total approximately 551 square miles (142,567 Hectares).  Our interests in the titles are held in our wholly owned subsidiaries Paramount Gold de Mexico S.A. de C.V. and Minera Gama S.A. de C.V.  The concessions for the San Miguel project are organized in three distinct groups which represent how the concessions were acquired.

San Miguel Group:

The San Miguel group of concessions is comprised of 21 concessions totaling 331 square miles.  They were purchased over a series of transactions from August 2005 to August 2008 from Tara Gold Resources Corp. and individuals. Four of the concessions retain a $1.00 USD per ounce of gold or its equivalent in silver produced royalty payable to a third party.

Temoris Group:

The Temoris group of concessions is comprised of 6 concessions totaling 212 square miles.  They are held by Minera Gama S.A. de C.V.  which was acquired by the Company through its acquisition of Magnetic Resources Ltd. in March 2009.

Guazapares Group:

The Guazapares group of concessions is comprised of 13 concessions totaling 8 square miles.  Paramount through an agreement with Mexoro Minerals Ltd. and its subsidiary Sunburst Mining de Mexico S.A. de C.V. (“Sunburst”) purchased Sunburst’s right to acquire 11 of the concessions it already did not own pursuant to option agreements with third parties and subject to a net smelter return royalty to the underlying owners of 2.0%.  On July 10, 2012, Paramount through Paramount Gold de Mexico S.A. de C.V. exercised its option and acquired the 11 concessions from the third parties.

The following table summarizes our concessions within the San Miguel Project:

Grouping	Number of Concessions	Hectares	Square Miles
San Miguel Group	21	85,766	331
Temoris Group	6	54,808	212
Guazapares Group	13	1,993	8
Totals	40	142,567	551

Mexican mining concessions cover both exploration and exploitation rights for a period of 50 years and can be extended if the property is being worked.  The concessions are for mineral rights only and agreements must be reached with landowners for access to the property and any disturbance of land. Semi-annual fees are paid to the Mexican government to hold title and are based on the area of concession.

N
UNITED STATES
CHIHUAHUA
MEXICO
SAN MIGUEL
SAN ANTONIO
LA UNION
DON ESE
PARAMOUNT
PARAMOUNT
gold & silver
PARAMOUNT GOLD MINING CORP
PARAMOUNT PROPERTIES
CHUHUAHUA MEXICO
10 km 5 0
GRAPHIC SCALE
10 km
SYMBOLOGY
PARAMOUNT PROPERTIES

San Miguel Project Concession Map

Surface Agreements

In order to access concession lands and perform surface disturbances during exploration activities, the Company must have agreements in place with surface-owner or local ejidos councils.  Currently, we have multiple  surface agreements with the Guazapares, Batosegachi, Temoris and Predio La Claudia y San Jose ejidos.  Each agreement outlines the payments that must be made on an annual basis and for each surface disturbance.  The agreements usually carry a five year term.

Paramount’s Exploration History at the San Miguel Project

Since acquiring the concession groups Paramount has completed numerous exploration programs.  From 2006 to 2010, we drilled a total of 331 holes totaling 263,473 feet. From July 1, 2011 to June 30, 2012 we drilled 149 holes totaling 135,165 feet.  Our drilling results for the current year are available on our website www.paramountgold.com/news.

Our main focus was to further expand known areas of mineralization and to update our geological models.  In December 2011, we announced that we completed a NI 43-101 compliant material estimate and that all our defined mineralized zones have been modeled using a rigorous three dimensional framework that is required for mine planning.

The San Miguel Project area does not contain any known reserves and any planned drilling program is exploratory in nature.

Exploration Plan

The exploration plan for San Miguel Project in the next twelve months is to complete a PEA which will help define the best mining scenarios and process alternatives for known areas of mineralization. In preparation for the PEA, the Company will update its material estimate incorporating the exploration drilling that it has completed since it last updated its material estimate model. Metallurgical testing will also be conducted to determine possible recovery rates of the mineralized ore. We will continue to drill targets within our Temoris group of concessions with a focus on the Done Ese zone and identify new targets within mineable distances from the main mineralized zones on our properties.

The Company’s exploration plan and budget for the San Miguel Project will be managed by its in-house technical staff. It will be funded by the Company’s cash on hand, and we have budgeted approximately $7.8 million for the next twelve months.

Geology and Mineralization

The property position of the San Miguel Project lies within the Guazapares mining district located in the western part of the Sierra Madre Occidental at an average elevation exceeding 6800 feet that hosts numerous gold-silver districts along its entire length.  The Sierra Madre cover an area about 745 miles long, extending from the U.S. border at Arizona and New Mexico south to central Mexico, and 120 to 240 miles wide.

The Guazapares mining district is located in the western part of the Sierra Madre Occidental, a northwest-trending volcanic plateau characterized by large volumes of volcanic rocks of various compositions of Late Cretaceous to Tertiary ages. The area was affected by Late Cretaceous to Early Tertiary compressional deformation and was cut by east- to east-northeast-trending extensional faults during the Paleocene to Early Eocene.  In contrast, younger units in the area are relatively flat-lying to gently east-dipping.

The mineralization in the San Miguel Project is comprised of multi-phase, epithermal, low- to intermediate -sulfidation, gold-silver vein with variable amount of base metals, quartz-cemented vein breccia, hydrothermal breccia, and quartz-veinlet stockwork mineralization.  Five of the areas lie within either of two northwest-trending, moderately to steeply dipping, complex fault zones (the Guazapares structural zone to the east and the Batosegachi fault zone to the west).  An additional resource area is located within and adjacent to a rhyolitic flow-dome complex that lies between the two fault zones, and a final resource is controlled by a unique northwest-trending structural zone remote from the Guazapares and Batosegachi faults.  Host rocks are predominantly andesites, rhyodacites, and rhyolites of early Tertiary age. This type of mineralization is typical of the Sierra Madre Occidental silver-gold metallogenic province and has been exploited in the region since early Spanish colonial times.

Through our exploration work, we have discovered several mineralized zones on our properties.

1.
The Guazapares Megastructure: A mineralized corridor that stretches for more than 4.8 miles and hosts four known deposits that by drilling we have connected into one large deposit. From south to north, it includes Santa Clara, LaUnion, San Antonio and La Veronica.

2.	The Don Ese Zone: A massive quartz vein system that lies with the south-southwest strike extention of the main Palmarejo structural corridor.
3.	The San Francisco: Located off the northwestern part of the Guazapares Megastructure, this zone is characterized by stockworks and multiple vein swarms hosted in dactic to rhyolite volcanic.
4.	The San Miguel Vein Corridor: A wide quartz-filled vein with lateral stock work and high grade gold and silver mineralization with variable amounts of base metals.

Target Map Zone

740,000 E
760,000 E
780,000 E
800,000 E
3'040,000 N
3'020,000 N
3'000,000 N
SAN FRANCISCO GORDO
SAN MIGUEL VEIN CORRIDOR
GUAZAPARES MEGASTRUCTURE
DON ESE ZONE
TEMORIS TOWN
SYMBOLOGY
PARAMOUNT CLAIMS
COEUR CLAIMS
FRESNILLO CLAIMS
STRUCTURE
10 km
5
0
10 km
GRAPHIC SCALE

NEVADA

Introduction

Through our acquisition of X-Cal Resources Ltd. in August 2010, we acquired several gold exploration properties in Nevada.  The main asset of X-Cal is the Sleeper Gold Project located in Humboldt County.  Since the acquisition we have acquired additional mining claims from third parties and by staking of claims. As described below, the Sleeper Gold Project is currently comprised of three properties, the Sleeper Gold mine, the Dunes property, and the Mimi property.

The following map is presented to indicate the location of our properties:

PARAMOUNT
gold & silver
Paramount Properties
Nevada, USA
SLEEPER
Winnemucca
GETCHELL TREND
BATTLE MTN - EUREKA TREND
CARLIN TREND
SPRING
VALLEY
MILL CREEK
REESE RIVER
N
Seattle
San Francisco
Los Angeles
UNITED
STATES
Km
0
20
40
60
Paramount Properties
Date: 8/14/2012 Sleeper_Project_Geologic_Trends
TR Gibson UTM Zone 11 NAD27

SLEEPER GOLD PROJECT

Location

Sleeper is located 26 miles northwest of Winnemucca, Nevada.  Automobile and truck access to the property is by Interstate Highway 80 to Winnemucca, north on Highway 95 for 32 miles, west on Highway 140 for 14 miles, and then south for 6 miles on the maintained gravel Sod House Road to the project site.   An office building, heavy equipment enclosure plus assorted equipment are present on the Sleeper Gold Property.  Necessary supplies, equipment and services to carry out full sequence exploration and mining development projects are available in Winnemucca, Reno, and Elko, Nevada.

Mining Claims

The Sleeper Gold mine and its 1,044 unpatented lode mining claims were acquired by Paramount through its acquisition of X-Cal in August 2010.  Additional mining claims have been staked or acquired which now comprise the Sleeper Gold Project.

The mining claims are summarized in the following table:

The Sleeper Gold Project Properties		Claims	Approx sq. miles
Sleeper Gold Mine		1044	30
Dunes		606	20
Mimi		920	74
	Total	2570	124

The following map illustrates the general location of the Sleeper Gold Project and the associated mining claims:

Explanation
Paramount Properties
Sleeper
Mimi
Dunes
Sleeper Pit
400,000
410,000
4,580,000
4,570,000
4,560,000
4,550,000
0 1 2 3 4 5 Km.
N
Sleeper
Nevada Location Map
PARAMOUNT gold and silver
Sleeper Project Land Status
Humboldt County, Nevada
T.R. Gibson
Name: Sleeper_land_14AUG2012
Date: 8/14/2012
UTM Zone 11 meters - NAD27

History of Previous Operations

The Sleeper Gold Project includes a historic open pit mine (the “Sleeper Gold mine”) operated by AMAX Gold Inc. from 1986 until 1996, which produced 1.66 million ounces of gold, and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced an extensive database for current exploration targeting and continuing studies.

Paramount’s Exploration History at Sleeper Gold Project

Paramount conducted its first exploration program at the Sleeper Gold mine in October 2010.  It consisted of 19 drill holes totaling 18,065 feet and focused on verifying data on existing models and confirming continuity and strike extension of known mineralized zones.

In August 2011, we announced the acquisition of 606 unpatented lode mining claims (the “Dunes Project”) located 11 miles south of the Sleeper Gold mine from ICN Resources Ltd. (“ICN”).  In consideration, we issued 400,000 shares of our common stock to ICN.

In September 2011, we announced the results of a new NI-43-101 compliant material estimate on the Sleeper Gold mine prepared by SRK.  Based on the results of the report, the Company commissioned SEWC to prepare a PEA for the project.  The PEA is designed to evaluate both the technical and financial aspects of various production scenarios using the material estimate developed by SRK.

Also, in July 2012, we announced the staking of 920 new lode mining claims (the “Mimi Project”) adjacent to the west and immediately south, of the Sleeper Gold mine.  The Mimi Project totals 18,400 acres.

In July 2012, we announced the results of the PEA completed by SEWC on the Sleeper Gold mine property.  SEWC concluded that the most attractive development scenario consists of a large-scale open pit mining operation with a heap leach processing plant handling both oxide and sulfide material, producing a gold-silver dore.  The PEA assumes a 81,000 tonnes per day operation resulting in a projected 17 year operation with an average annual production of 172,000 ounces of gold and 263,000 ounces of silver.  The Company expects to receive the completed PEA report in September 2012.

There is no certainty that the scenarios or estimated economics in the PEA will be realized.

Exploration Plans

For next six to twelve months, the company plans the following exploration activities at the Sleeper Gold Project:

1.	Undertake a core drill program to expand the material estimate defined in the PEA
2.	Evaluate the outcome and recommendations of the PEA and plan the next steps
3.	Conduct an IP/Resistivity survey on selected areas with the new Mimi Project
4.	Plan and complete an RC drill program of selected targets on the new Mimi Project

The Company’s exploration program and budget will be managed by its in-house technical staff. It will be funded by the Company’s cash on hand and we have budgeted approximately $6.2 million dollars for the period covering the next twelve months.  Our budgeted expenses may be reallocated based on drilling results and our available cash reserves.

The Sleeper Gold Project is without a known reserve and the proposed program is exploratory in nature.

Geology and Mineralization

The Sleeper Gold Project is situated within the western, apparently older, part of the Northern Nevada Rift geologic province of Miocene age, along the western flank of the Slumbering Hills within Desert Valley. The geological structures that underlie Desert Valley appear to have been down-dropped 3,000 to 3,300 ft along the north-to northeast-trending normal faults along the western edge of the Slumbering Hills.

Four main types of gold mineralization are found within the Sleeper Gold Project and may represent a continuum as the system evolved from a high level, high sulfidation system dominated by intrusion related fluids and volatiles to a low sulfidation meteoric water dominant system In this setting the paragenetic relationships of the differing mineralization styles are as follows:

●	Early – quartz-pyrite-marcasite stockwork
●	Intermediate-medium-grade, silica-pyrite-marcasite cemented breccias localized on zones of structural weakness
●	Late-high-grade, banded, quartz-adularia-electrum-(sericite) veins
●	Pos- alluvial gold-silver deposits in Pliocene gravels

Mill Creek Property

The Mill Creek property comprises a contiguous block of 36 unpatented lode mining claims. The claims total approximately 720 acres and are located in the NW part of the Shoshone Range, 33 kilometers south of Battle Mountain. Access from Battle Mountain is south by paved Highway 305 for 33 km., then eastward on the graded dirt Mill Creek Road for 10 km., and then northeast for 1.8 miles on a secondary dirt road to the property.

Explanation
MC Claims
502,000
503,000
504,000
505,000
4,468,000
4,467,000
4,466,000
4,465,000
4,464,000
Creek
Nevada
Location
Map
Mill Creek
0
250
500
750
1,000
meters
PARAMOUNT
gold and silver
Mill Creek Project
Lander County, Nevada
Claim Map
By: T.R.Gibson
Date: 8/15/2012
Datum: NAD 1927
Scale: 1:20,000
Coord. System: UTM Zone 11 meters
Projection: Trans. Mercator
Name: MILL_Creek_Land

The Mill Creek property is in hilly, grass, sagebrush, juniper and pinyon-covered mountain brush high desert terrain, on the lower western slopes of the Shoshone Range. The climate is favorable for year-round mining, with all supplies and services needed for an exploration program available in the Battle Mountain – Elko area.

The Mill Creek property is an early-stage gold exploration prospect.  Prior  exploration was limited to surface prospecting for barite and gold-silver deposits, geological mapping, geophysical surveys, soil sampling, geochemical rock chip sampling of altered, fractured and veined bedrock.  The main exploration target on the Mill Creek Property will be the Carlin-Style gold-silver ores found in altered, metamorphosed, and locally skarnified Lower Plate carbonate and limy to dolomitic clastic sedimentary rocks of the Devonian Wenban Limestone, Silurian Roberts Mountain Formation, and the Ordovician Hanson Creek Formations. A secondary target host rock type is mafic volcanic rock of the Upper Plate rock sequence, similar to Newmont’s Twin Creeks Mine. The economic Battle Mountain – Cortez – Eureka Trend gold deposits were deposited as mineralized hydrothermal sedimentary-host replacement horizons and breccia zones along major fault structural zones where alteration and anomalous gold-silver-arsenic-antimony-thallium mineralization are present. Marbles in metamorphic aureoles and iron-rich skarns appear to be favored sites for gold mineralization in these deposits, perhaps due to the rheological character, permeability after fracturing, and chemical reactivity of those rocks to alteration by hydrothermal fluids.

This property is without a known mineral reserve and there is no current exploratory work being performed.

Reese River Property

The Reese River/Horse Mountain Window Project is located in Lander County, north-central Nevada, approximately 25 miles south of Battle Mountain. The Property lies on the west flank of the Shoshone Range in the Basin and Range Province. The property consists of 148 unpatented lode mining claims that cover an area of approximately 2960 acres. The area is characterized by rolling north and northwest-trending ridges dissected by incised drainages and mostly covered by alluvial deposits on the flank and pediment of the Shoshone range.

494,000
496,000
498,000
500,000
4,464,000
4,462,000
4,460,000
Explanation
HH Claims
Reese River
Nevada
Location
Map
PARAMOUNT
gold and silver
Reese River
Lander County, Nevada
Claim Map
By: T.R. Gibson
Date: 8/15/2012
Datum: NAD27
Scale: 1:30,000
Coord. System: UTM Zone 11 - meters
Projection: Transverse Mercator
0
0.5
1
1.5
2
2.5
K
N
Name: Reese_River_Claim

The property was explored by several companies in the past, first for barite to supply the adjacent mine, then for gold by Placer Dome in the 1980’s to 90s and 2000’s. This historical exploration consisted of geologic mapping, rock-chip and soil sampling, and drilling. A small number of drill holes have been drilled in and around the property by previous operators primarily in search of barite with little if any consideration for gold.

This property is without a known mineral reserve and there is no current exploratory work being performed.

Spring Valley Property

The Spring Valley property consists of 38 lode mineral claims in the Spring Valley Area, Pershing County, Nevada. The project is located approximately 2.5 km. northwest of the Rochester mine in the Humboldt Range, 30 km. northeast of Lovelock, Nevada. The property covers rocks folded into a broad anticline broken into large blocks by major north-trending faults. Midway Gold Corporation is currently drilling approximately 2 km. to the northeast.

EXPLANATION
WR Claims
PARAMOUNT
gold and silver
Spring Valley Project
Pershing County, Nevada
Claim Map
By: T.R Gibson
Date: 8/15/2012
Datum: NAD 1927
Scale: 1:18,000
Coord. System: UTM Zone 11- meters
Projection: Trans. Mercator
Name: SpringValley_land_14AUG2012
Nevada Location Map
Spring Valley
395,000
396,000
397,000
398,000
4,463,000
4,462,000
4,461,000
4,460,000
Limerick
Canyon
Gold
Ridge
High
Grade
Canyon
Lincoln Hill Mine
Lincoln Hill
Old Railroad Grade
Mine Shafts
Prospects
Prospect
Adit
Lodney Mine
R A N G E

This property is without a known mineral reserve and there is no current exploratory work being performed.

LEGAL PROCEEDINGS

It is possible we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is listed for trading on the NYSE MKT LLC and the Toronto Stock Exchange under the ticker symbol “PZG”. Our common stock is quoted on the Frankfurt Stock Exchange under the symbol “P6G”.  On November 14, 2012, the last reported sale of our common stock on the NYSE MKT was $2.22. There is a limited market for our common stock.

The following table sets forth the high and low prices for our common stock as quoted on the NYSE MKT for the periods indicated:

	HIGH	LOW
Fiscal year ended June 30, 2012

Quarter ended September 30, 2011	$3.37	$2.07
Quarter ended December 31, 2011	$3.00	$2.05
Quarter ended March 31, 2012	$2.75	$2.20
Quarter ended June 30, 2012	$2.47	$2.01

	HIGH	LOW
Fiscal year ended June 30, 2011

Quarter ended September 30, 2010	$1.59	$1.19
Quarter ended December 31, 2010	$3.99	$1.55
Quarter ended March 31, 2011	$4.42	$3.09
Quarter ended June 30, 2011	$4.01	$2.67

	HIGH	LOW
Fiscal year ended June 30, 2010
Quarter ended September 30, 2009	$1.55	$1.17
Quarter ended December 31, 2009	$1.50	$1.12
Quarter ended March 31, 2010	$1.81	$1.40
Quarter ended June 30, 2010	$1.93	$1.26

Holders

As of August 30, 2012, there are currently in excess of 26,000 beneficial owners of our common stock (173 stockholders of record).
Our transfer agent is Computershare Shareholder Services, Inc., whose address is 480 Washington Boulevard, Jersey City, New Jersey 073101. Our co-transfer agent is Canadian Stock Transfer Company Inc., whose address is 320 Bay Street, Toronto, Ontario, Canada M5H 4A6.

Dividends

We have not paid cash dividends on our common stock since the date of our incorporation and we do not anticipate paying cash dividends in the foreseeable future. We anticipate that any earnings will be retained for development and expansion of our businesses. Future dividend policy will depend upon our earnings, financial condition, contractual restrictions and other factors considered relevant by our board of directors and will be subject to limitations imposed under Delaware law.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk

The Company holds cash balances in both U.S. and Canadian dollars.  We transact most of our business in U.S. and Canadian dollars.  Some of our expenses, including labor and operating supplies are denominated in Mexican Pesos.  As a result, currency exchange fluctuations may impact our operating costs.  We do not manage our foreign currency exchange rate risk through the use of financial or derivative instruments, forward contracts or hedging activities.

In general, the strengthening of the U.S. dollar or Canadian dollar will positively impact our expenses transacted in Mexican Pesos.   Conversely, any weakening of the U.S dollar or Canadian dollar will increase our expenses transacted in Mexican Pesos.  We do not believe that any weakening of the U.S. or Canadian dollar as compared to the Mexican peso will have an adverse material affect on our operations.

Interest Rate Risk

The Company’s investment policy for its cash and cash equivalents is focused on the preservation of capital and supporting the liquidity requirements of the Company.  The Company’s interest earned on its cash balances is impacted on the fluctuations of U.S. and Canadian interest rates.  We do not use interest rate derivative instruments to manage exposure to interest rate changes.  We do not believe that interest rate fluctuations will have any effect on our operations.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following information sets forth the names of our officers and directors, their present positions, and some brief information about their background.

Name	Age	Position(s)
Christopher Crupi	42	Director and Chief Executive Officer

Robert Dinning	72	Director

Michael Clancy	46	Secretary

John Carden	64	Director

Christopher Reynolds	46	Director

Michel Yvan Stinglhamber	78	Director

Eliseo Gonzalez-Urien	70	Director

Carlo Buffone	41	Chief Financial Officer

Shawn Kennedy	60	Director

Glen Van Treek	42	Vice President, Exploration

Christopher Crupi

Mr. Crupi is a chartered accountant and  has served as our CEO and director since April, 2005. Mr. Crupi founded the Company in March 2005 and oversees the administrative and operational activities of the Company. From 2000 to 2004, Mr. Crupi was a Vice President of PricewaterhouseCoopers LLP, an international accounting firm. Mr. Crupi received his Bachelor of Commerce degree from the University of Ottawa in 1992 and a Chartered Accountant designation in 1995.

Robert Dinning

Mr. Dinning joined Paramount in March 2008 as a director. Mr. Dinning is a Chartered Accountant, and life time member of the Alberta Institute of Chartered Accountants. Mr. Dinning has operated a consulting practice since 1977. He has an extensive background in corporate finance, operating in the mining and high tech industries. Mr. Dinning has been an officer and director of various public and private companies for the past 35 years, including various companies in both the United States and Canada.   Mr. Dinning is currently a director or officer of 6 other public companies and currently serves as President and CEO of Meadow Bay Gold Corp, a TSX listed corporation, and of Simba Energy Inc, a TSX Venture listed corporation.

Michael Clancy

Mr. Clancy was appointed our Corporate Secretary in August 2007. Mr. Clancy is a partner in the Ottawa office of Gowling Lafleur Henderson LLP (“Gowlings”). Mr. Clancy practices business law and has been with Gowlings since 1989. Mr. Clancy completed two years of a Bachelor of Arts at Carleton University and obtained his Bachelor of Laws from Osgoode Hall Law School. Gowlings serves as our corporate and securities counsel for non-U.S. related securities matters.

John Carden, Ph.D

Dr. Carden joined the Company as a director in September, 2006.  Dr. Carden has more than 25 years in experience in exploration management, teaching and research.  Since 2001 he has been a geologic consultant and a director of a number of junior resource companies each which were TSX Venture Exchange listed companies.  Dr. Carden worked for Exxon Minerals for many years and later was Director of U.S. Exploration from 1992 until 1998 for Echo Bay Mines.  He and is a Licensed Professional Geologist in the State of Washington.  Dr. Carden received his B.Sc. and M.Sc. in geology From Kent State University in Ohio, and his doctorate in geology from the Geophysical Institute at the University of Alaska in 1978.

Michel Yvan Stinglhamber

Mr. Stinglhamber joined the Company as a director in May 2007. Mr. Stinglhamber has significant experience in the Mexican mining industry. He currently represents Umicore Belgium in Mexico, a materials technology company, and serves as a director for Unimet SA de CV, a wholly owned subsidiary of Umicore Belgium which is active in the fields of precious metals exploration. Mr. Stinglhamber is also the Chairman of the Mining Group-Compania Minera Misiones SA de CV, a mining company located in Mexico. He is also on the board of directors of Marina Costa Baja in Mexico.

Since 1991, Mr. Stinglhamber has been involved in a number of mining ventures in Mexico. He was the president of the Belgo Luxemburg Mexican Chamber of Commerce in 1987, and in 2002, was awarded the Belgian decoration of “Officer of the Crown”.

Eliseo Gonzalez-Urien

Mr. Gonzalez-Urien joined our Board in March 2009 as the designee of FCMI Financial Corporation. He currently serves as a member of the board of directors of Seabridge Gold. He is an exploration geologist with over 30 years of experience in the mining industry. From 1989 through 2001 Mr. Gonzalez-Urien held various executive positions with Placer Dome Inc. including senior vice president of the parent company and president of Placer Dome Exploration Inc. During this period he was charged with responsibility for Placer Dome’s worldwide exploration activities. Prior to Placer Dome, Mr. Gonzalez-Urien held senior positions with BHP-Utah Inc. and Noranda. He holds a degree in geology from the University of Santiago, Chile, followed by post graduate studies in geology at the University of California, Berkley.

Christopher Reynolds

Mr. Reynolds has over 20 years of mineral industry and public accounting experience and is currently the Vice President Finance and Chief Financial Officer of Seabridge Gold Inc., a TSX and NYSE MKT listed corporation. He previously served as Vice President, Finance and Chief Financial Officer of Norsemont Mining Inc. and as Senior Vice President, CFO and Secretary of SouthernEra Diamonds Inc. He has held various finance and accounting positions at Southern Platinum Corp., TVX Gold Inc., Inmet Mining Corporation and Price Waterhouse, now PricewaterhouseCoopers. Mr. Reynolds also served as a director of Arizona Star Resource Corp. Mr. Reynolds became a Certified General Accountant in 1994 and received a B.A. (Economics) from McGill University in 1987.

Carlo Buffone

Mr. Buffone currently serves as the Company’s Chief Financial Officer.  He was appointed in February 2010.  Prior to joining the Company, Mr. Buffone founded a private company which developed sales channels for European and domestic artisanal wine makers.  From 1995 to 2005, he has held various senior financial management positions including his employment as a corporate development specialist for CMA Holdings Group, a wealth management firm with over $23 billion in assets under administration where he was responsible for mergers and acquisitions. Mr. Buffone is a Certified Management Accountant (CMA) and received his Bachelor of Commerce Degree from the University of Ottawa in 1993 and studied mergers and acquisitions at the Kellogg School of Management at Northwestern University in 2004.

Shawn Kennedy

Mr. Kennedy incorporated X-Cal in 1981 as a private company under the name of X-Calibre Resources. In 1985 the company was listed on the Toronto Stock Exchange and the name changed to X-Cal. Mr. Kennedy has served as President and director of X-Cal since incorporation. His first prospector's license was issued in British Columbia in 1974.

Glen Van Treek

Mr. Van Treek joined Paramount in January 2011 and serves as Vice President of Exploration.  He has over 20 years of progressive global experience in all stages of mineral exploration.  Prior to joining Paramount, he held various senior positions at Teck Resources Ltd. and most recently he managed the production geology, resource modeling and exploration programs at Teck’s Quebrada Blanca mine in Chile.  Prior to his experience at Teck, Mr. Van Treek held positions with Placer Dome and other junior exploration companies.   He is a graduate geologist from the University of Chile.

Committees of the Board

The Board has established an Audit Committee, Compensation Committee, Nominating Committee, Corporate Governance Committee and a Pricing Committee. A minimum of three Board members serve on each committee.  All of our Committees meet throughout the year. All of our directors attended at least 75% of our Board meetings.

Our Audit Committee, established in accordance with Section 3(a)(58)(A) of the Exchange Act, consists of Christopher Reynolds, Robert Dinning and John Carden. Mr. Reynolds serves as chairman of the Audit Committee. The Board has determined that Mr. Dinning is independent and is an “audit committee financial expert” within the meaning of applicable SEC regulations. Dr. Carden and Christopher Reynolds are independent directors. The Audit Committee meets quarterly to review the Company’s financial statements in connection with the filings of its quarterly and annual report.

Our Audit Committee oversees the accounting and financial reporting processes of the Company and audits of the financial statements. The Audit Committee also assists the Board in oversight and monitoring of (i) the integrity of the Company’s financial statements, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications, independence and performance, and (iv) the Company’s internal accounting and financial controls.

Our Compensation Committee consists of Robert Dinning, Eliseo Gonzalez-Urien, Michel Yvan Stinglhamber and Shawn Kennedy. Each member of our Compensation Committee is an independent director.  Mr. Dinning serves as the chairman of the Compensation Committee. Our Compensation Committee discharges the Board’s responsibilities relating to compensation of the Company’s executive officers. The Compensation Committee reviews and approves for the CEO and the other executive officers of the Company (i) the annual base salary, (ii) the annual incentive bonus, including the specific goals and amount, (iii) equity compensation, (iv) employment agreements, severance arrangements, and change in control agreements/provisions, and (v) any other benefits, compensation or arrangements. The Compensation Committee will have overall responsibility for approving and evaluating the executive officer compensation plans, policies and programs of the Company and administering the Company’s equity compensation plans.

Our Nominating Committee consists of Michel Yvan Stinglhamber, John Carden and Eliseo Gonzalez-Urien. Each member of our Nominating Committee is an independent director.  Mr. Stinglhamber serves as the chairman of the Nominating Committee. The Nominating/Corporate Governance Committee’s responsibilities are to (i) identify individuals qualified to become Board members; (ii) select, or recommend to the Board, director nominees for each election of directors, (iii) develop and recommend to the Board criteria for selecting qualified director candidates, and (iv) consider committee member qualifications, appointment and removal; and (v) review corporate governance policies and procedures.

Our Corporate Governance Committee consists of all the independent members of the Board of Directors.

Our Pricing Committee consists of Shawn Kennedy, Christopher Reynolds, Robert Dinning and John Carden.  Mr. Kennedy serves as the chairman of the Pricing Committee.  The Pricing Committee was established by the Board to negotiate and authorize on behalf of the Board the matters relating to the March 2012 Offering.

We anticipate that our Board and the committees will continue to meet on a periodic basis throughout the year.

Corporate Cease Trade Orders or Bankruptcies

Other than as set out herein, no director, officer or other member of management of the Company is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

To the best of our knowledge, none of our directors, officers or stockholders holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

To the best of our knowledge, none of our directors, officers or stockholders holding a sufficient number of securities to affect materially the control of the Company, nor any personal holding company of any such person has, within the last ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Compensation of Directors

For their services as directors or members of committees of our Board, each director receives annual cash compensation of $30,000.  The Chairman of the Board and Chair of the Audit Committee receives an additional $20,000 and $10,000 respectively.  Directors are also reimbursed for their reasonable expenses incurred in attending Board or committee meetings. As more fully set forth under “Executive Compensation,” on page 39 our directors have been issued stock options for their service on the Board and for their serving on various committees of the Board.

Terms of Office

Our directors are appointed for one-year terms to hold office or until the next annual general meeting of the holders of our common stock or until removed from office in accordance with our by-laws. Our directors were approved by our stockholders at the Company’s annual meeting held December 2, 2011.  Our officers are appointed by our Board and hold office until removed by our Board.

Family Relationships

There are no family relationships among our directors and/or officers.

Section 16(a) Beneficial Ownership Reporting Compliance

For companies registered pursuant to section 12(g) of the Exchange Act, Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, for the fiscal year ended June 30, 2010, based solely on a review of the copies of reports furnished to us and written representations that no other reports were required, Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with on a timely basis for the period which this report relates.

Code of Ethics

The Company has adopted a Code of Ethics that meets the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. Our Code of Ethics can be reviewed on our corporate website located at www.paramountgold.com. We intend to satisfy the disclosure requirements regarding an amendment to, or a waiver from, a provision of the Code of Ethics by posting such information on our corporate website.

EXECUTIVE COMPENSATION

Overview of Compensation Program

Our compensation philosophy is based on our belief that our compensation programs should: be aligned with stockholder's interests and business objectives; reward performance; and be externally competitive and internally equitable. In order to attract quality board members in a manner commensurate with our status as an exploratory stage mining company, with no revenues, our Compensation Committee, examined studies conducted by independent industry sources in both the United States and Canada as to the level of compensation received by officers and directors. Their primary focus was with respect to compensation paid to officers and directors of public mining companies in Canada and USA.

Our Compensation Committee studied the compensation level paid to officers and directors of more than a two dozen different resource companies. Overall compensation varied considerably. Companies paying their executive officers and directors on the high end include:

●	ECU Silver Mining Corp.

●	Victoria Gold Corp.

●	Sabina Silver Corporation

●	Silver Corp. Metals Inc.

●	Crystallex International

As a group, salaries and bonuses paid to the companies’ chief executive officers ranged from $305,000 to $500,000.  With respect to option grants to each company’s chief executive officer, the market value for options ranged from $160,000 to $920,000.   Compensation levels for other resource companies varied significantly in scope and range:

In establishing the compensation level paid to our officers and directors, the Compensation Committee attempted to achieve a balance between compensation paid to the officers and directors as compared to the compensation package offered our employees and consultants. Recognizing the need to preserve working capital for drilling operations, employees and consultants have been offered  cash and equity compensation packages which has permitted us to retain skilled personnel with little employee turnover.

In making compensation decisions, we seek to achieve three objectives:

●	Providing a total compensation package which is competitive and therefore, enables us to attract and retain, high-caliber executive personnel;

●	Integrating compensation programs with our short-term and long-term strategic plan and business objectives; and

●	Encouraging achievement of business objectives and enhancement of stockholder value by providing executive management long-term incentive through equity ownership.

Our Compensation Committee, determines compensation for our executive officers and directors. The Compensation Committee reviews recommendations submitted to the Committee as well as industry averages for similarly situated companies. The Committee reviews these recommendations and reports and makes recommendations.

Other Factors Considered in Establishing Compensation for Executive Officers

We are an exploratory stage mining company.  We will not be generating revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not believed to be appropriate in the evaluation of our performance or our individual executives. The compensation of our executive officers is based, in substantial part, on industry compensation practices, trends in the mining industry as   well as the achievement of our business and the individual executive officers' objectives. Such objectives are established and modified as necessary to reflect changes in market conditions and other factors. Individual performance is measured by reviewing whether these objectives have been achieved.

It is the responsibility of our Compensation Committee to make recommendations to our Board of Directors with respect to appropriate levels of compensation.

Annual Salary

We pay an annual salary to our employees and the executive officers as consideration for fulfillment of certain roles and responsibilities.

Determining Annual Salary

Increases to annual salary reflect a reward and recognition for successfully fulfilling the position's role and responsibilities, the incremental value of the experience, knowledge, expertise and skills the individual acquires and develops during employment with us and adjustments as appropriate based on external competitiveness and internal equity.

Equity-Based Compensation

We grant equity-based compensation to consultants, employees, including the executive officers, to attract, motivate, engage and retain highly qualified and highly sought-after employees. We grant stock options on a broad basis to encourage all employees to work with a long-term view. Stock options are inherently performance-based because they deliver value to the option holder only if the value of our stock increases. Thus, stock options are a potential reward for long-term value creation and serve as an incentive for employees who remain with us to contribute to the overall long-term success of the business.

Retirement Benefits

We currently do not offer any type of retirement savings plan for our executive officers, directors or employees.

Perquisites

None of our executive officers have perquisites in excess of $10,000 in annual value.

COMPENSATION OF PARAMOUNT OFFICERS

Employment Agreements

Christopher Crupi

Effective January 1, 2010, Paramount entered into an employment agreement with Christopher Crupi, its Chief Executive Officer. The agreement provides the following:  (i) remuneration of a minimum annual base salary of $240,000; (ii) employee benefits comparable to those of other senior employees of Paramount; and (iii) performance bonuses and stock options on a periodic basis at the discretion of the Board of Directors.  The agreement also provides amounts to be paid upon termination, such amounts to depend on whether the termination was initiated by Paramount or by Mr. Crupi, whether the termination was for good reason or just cause or with or without the Company consent and whether the termination was due to his death or disability.  Good reason shall include, without limitation, the occurrence of the following: (a) a Control Change; (b) a change (other than those clearly consistent with a promotion) in position or duties, responsibilities, or title or office; and (c) a reduction in base fee.  In the case of termination for good reason, Mr. Crupi shall be entitled to an amount equal to the annual fee at the date of termination, an amount equal to the average annual bonus paid to Mr. Crupi in the previous two years and an amount equal to all outstanding and accrued vacation pay to the date of termination.  Effective January 1, 2011, the Board approved an increase to Mr. Crupi’s annual base fee from $240,000 to $300,000 (to be paid in Canadian Dollars).

Carlo Buffone

Effective January 1, 2011, Paramount entered into an employment agreement with Carlo Buffone, its Chief Financial Officer.  The agreement provides the following:  (i) remuneration of a minimum annual base salary of $135,000 (Canadian Dollars); (ii) employee benefits comparable to those of other senior employees of Paramount; and (iii) performance bonuses and stock options on a periodic basis at the discretion of the Board of Directors.  The agreement also provides amounts to be paid upon termination of his employment, such amounts to depend on whether the termination was initiated by Paramount or by Mr. Buffone, whether the termination was for good reason or just cause or with or without the Company consent and whether the termination was due to his death or disability.  Good reason shall include, without limitation, the occurrence of the following: (a) a Control Change; (b) a change (other than those clearly consistent with a promotion) in position or duties, responsibilities, or title or office; and (c) a reduction in base salary.  In the case of termination for good reason, Mr. Buffone shall be entitled to an amount equal to the annual salary at the date of termination, an amount equal to the average annual bonus paid to Mr. Buffone in the previous two years and an amount equal to all outstanding and accrued vacation pay to the date of termination.  Effective December 1, 2011, the Board has approved an increase in the annual base salary paid to Mr. Buffone from $135,000 to $175,000 (Canadian Dollars).

Glen Van Treek

Effective January 15, 2011, Paramount entered into an employment agreement with Glen Van Treek, its V.P. Exploration.    The agreement provides for a base salary of $180,000 and performance bonuses and stock options on a periodic basis at the discretion of the Board of Directors.  In addition, Paramount paid Mr. Van Treek a cash signing bonus in the amount of $60,000.  Effective December 1, 2011, the Board has approved the increase of Mr. Van Treek’s annual base salary from $180,000 to $200,000.

In cases where no formal agreements exist with the Company’s principal officers, our Compensation Committee meets annually to recommend a salary commensurate to their experience, service and contributions to the Company.  The Compensation Committee and the entire Board of Directors has not established any quantifiable criteria with respect to the level of either the stock grants or options. Rather, the Compensation Committee evaluates both cash, stock grants and stock options paid to similarly situated mining companies.

With respect to stock grants and options issued to the Company’s officers the Nominating Committee or Compensation Committee, as the case may be, considered an overall compensation package that included both cash and stock based compensation which would be in line with the Company’s overall operations and compensation levels paid to similarly situated mining companies.

All stock options were granted at the market on the date of grant. Under Generally Accepted Accounting Principles (“GAAP”) we were required to value these grants based on the date of grant. The dollar value of both the stock options and the stock awards are accounting entries and do not necessarily reflect actual compensation received by any of our officers.

SUMMARY COMPENSATION TABLE

The following table discloses compensation paid during the fiscal years ended June 30, 2011, 2010 and 2009  to (i) the Company's Chief Executive Officer, (ii) Chief Financial Officer  and (ii) individual(s) who were the only executive officers, other than the Chief Executive Officer or Chief Financial Officer, serving as executive officers at the end of fiscal year whose total salary and bonus exceeded $100,000 (the "Named Executive Officers"). No restricted stock awards, long-term incentive plan payouts or other types of compensation, other than the compensation identified in the chart below, were paid to these executive officers during these fiscal years.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
				(1)(2)	(1)(2)
Christopher Crupi	2011	272,498	118,896	−	−	−	−	−	391,394
Chief Executive Officer	2010	240,000	100,000	−	−	−	−	−	340,000
	2009	184,000	58,830	27,000	−	−	−	−	310,826

Carlo A. Buffone	2011	122,086	24,344	−	208,479	−	−	−	354,909
Chief Financial Officer	2010	37,864	−	−	3,582	−	−	−	41,447

Glen Van Treek	2011	75,000	60,000	−	313,305	−	−	−	448,305
V.P. Exploration

Michael Clancy	2011	−	−	−	−	−	−	−	-0-
Secretary	2010	−	−	−	−	−	−	−	-0-
	2009	−	−	59,000	−	−	−	−	59,000

(1)
The amounts in these columns reflect the dollar amount recognized for financial statement reporting purposes  for the fiscal years indicated in accordance with FASB ASC 718. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives.

(2)
Reflects the dollar value of all stock awards and stock options which we have disclosed in our financial statements.  Our audited financial statements have been filed with the Commission and included in our Annual Report for the years ended June 30, 2011, 2010 and 2009.

Outstanding Equity Awards at Year End

The following table provides information regarding stock options held by our executive officers. As of June 30, 2011 each of our officers holds the following options:

Option Awards
Name	Grant Date	No. of Securities Underlying Options		Expiration Date	Exercise Price
Carlo A. Buffone	05/14/10	75,000	(1)	05/13/13	$1.82
	12/20/10	85,000	(2)	12/19/14	$2.74
Michael Clancy	08/23/07	75,000	(3)	8/22/12	$0.65
Glen Van Treek	12/20/10	200,000	(2)	12/19/15	$2.74

(1)
Stock option award vest and becomes exercisable when the Company’s share price meets the following conditions: 1/3rd upon ten day closing trading values of $2.00, 1/3rd upon ten day closing trading values of $2.50 and 1/3rd upon ten day closing trading values of $3.00. (The ten days do not have to be consecutive ten day period). All the conditions have been met and the options are vested and exercisable;

(2)
Stock option award vest and becomes exercisable when the Company’s share price meets the following conditions: 1/3rd upon ten day closing trading values of $3.25, 1/3rd upon ten day closing trading values of $3.75 and 1/3rd upon ten day closing trading values of $4.25. (The ten days do not have to be consecutive ten day period). Two of the above conditions have been met and therefore 2/3rd of the options are vested and exercisable;

(3)	These awards are fully vested and exercisable.

COMPENSATION OF PARAMOUNT DIRECTORS

The general policy of our Board is that compensation for independent directors should be a mix of cash and equity-based compensation.  For the fiscal year ended June 30, 2011, the Compensation Committee evaluated the appropriate level and form of compensation for independent directors. The Compensation Committee will make such compensations evaluations and recommendations annually.  The Board reviews the Committee’s recommendations and then determines the amount of director compensation.

During the first half of the fiscal year ended June 30, 2011, independent directors were entitled to receive cash compensation of $6,000 per quarter.  During the second half of the fiscal year ended June 30, 2011, independent directors were entitled to receive cash compensation of $7,500 per quarter.  An additional fee of $20,000 and $10,000 were paid to the Chairman of the Board and Chairman of the Audit Committee respectively.

The following table discloses compensation paid to our directors during the last fiscal year.

DIRECTOR COMPENSATION FOR THE FISCAL YEAR ENDED JUNE 30, 2011

	Fees paid or earned in cash	Stock awards	Option awards	Total
Name	($)	($)	($)	($)
(1)		(2)(3)	(2)(3)

John Carden	27,000		20,510	47,510
Michel Yvan Stinglhamber	27,000		20,510	47,510
Rudi Fronk	27,000			27,000
Eliseo Gonzalez-Urien	27,000		70,741	97,741
Christopher Reynolds	37,000		237,243	274,243
Robert Dinning	47,000		41,032	88,032
Shawn Kennedy	23,000			23,000

(1)	Compensation for Mr. Crupi is included in the Summary Compensation Table.

(2)
The amounts in these columns reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years indicated in accordance with FASB ASC 718 for stock awarded to our directors in 2011 and prior years. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named directors.

(3)
Reflects the dollar value of all stock awards and stock options which we have disclosed in our financial statements. Our audited financial statements have been filed with the SEC and included in our Annual Report for the years ended June 30, 2011, 2010 and 2009.

Outstanding Equity Awards at Year End

The following table provides information regarding stock options held by our directors.  As of June 30, 2011 the following directors have been granted the following options:

	Option Awards
Name	Grant Date	No. of Securities Underlying Options		Expiration Date	Exercise Price
Michel Stinglhamber	08/23/07	35,000	(1)	08/22/12	$0.65
	03/03/09	20,000	(1)	03/03/13	$0.65
	12/20/10	25,000	(2)	12/19/14	$2.74
John Carden	03/03/09	20,000	(1)	03/03/13	$0.65
	08/23/07	180,000	(1)	08/22/12	$0.65
	12/20/10	25,000	(2)	12/19/14	$2.74
Robert Dinning	03/03/09	110,000	(1)	03/03/13	$0.65
	03/02/08	50,000	(1)	03/01/13	$0.65
	12/20/10	50,000	(2)	12/19/14	$2.74
Eliseo Gonzalez-Urien	05/15/09	160,000	(1)	05/14/13	$1.46
	12/20/10	25,000	(2)	12/19/14	$2.74
Chris Reynolds	12/20/10	160,000	(2)	12/19/14	$2.74
Shawn Kennedy	08/23/10	112,500	(1)	03/23/12	$2.94
	08/23/10	12,500	(1)	01/27/13	$1.43

(1)	Options are fully vested and exercisable;

(2)
Stock option award vest and becomes exercisable when the Company’s share price meets the following conditions: 1/3rd upon ten day closing trading values of $3.25, 1/3rd upon ten day closing trading values of $3.75 and 1/3rd upon ten day closing trading values of $4.25. (The ten days do not have to be consecutive.) Two of the above conditions have been met and therefore 2/3rd of the options are vested and exercisable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
AND DIRECTOR INDEPENDENCE

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related party transactions, including the Sarbanes-Oxley Act of 2002.  A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons. Our Audit Committee has been charged with responsibility for approving all related party transactions as part of the Audit Committee’s overall responsibilities as set forth in its charter. In considering related party transactions, the Audit Committee takes into account the relevant available facts and circumstances.  In the event a director has an interest in the proposed transaction, the director must recuse himself from the deliberations and approval.

During the year ended June 30, 2011, independent directors received cash payments for their services as directors or members of committees of the Company’s Board in the amount of $215,000 (2010 - $144,758, 2009 - $289,756).

FMI Financial Corporation was an investor in the March 2012 Offering on the same terms as the other investors.

LEGAL MATTERS

The validity of the shares of common stock offered by the selling stockholders will be passed upon for us by LeClairRyan, A Professional Corporation, Newark, New Jersey.

EXPERTS

MNP LLP, our independent registered public accounting firm, has audited our consolidated financial statements included in our annual report on Form 10-K as of June 30, 2012 and 2011 for the fiscal years then ended as set forth in their reports which are incorporated by reference herein.  Such consolidated financial statements are incorporated herein by reference in reliance upon such registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. With respect to references made in this prospectus to any contract or other document, you should review our filings that we make with the Securities and Exchange Commission. You may review these filings at the SEC's public reference rooms at 100 F Street N.E. Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings can also be reviewed by accessing the SEC's Web site at www.sec.gov.

Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. Our common stock is listed on the NYSE MKT. Additional information regarding our operations is also available on the NYSE MKT website at www.nyse.com.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

The SEC allows us to “incorporate by reference” the information that we previously filed with them into this prospectus, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this prospectus. The documents listed below (other than portions of these documents deemed to be “furnished” or not deemed to be “filed,” including the portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items) are incorporated by reference herein:

●	Our Annual Report on Form 10-K as of and for the year ended June 30, 2012 (filed on September 11, 2012);

●	Our Definitive Proxy Statement on Schedule 14A in connection with the 2012 annual meeting of shareholders (filed on October 25, 2012);

●	Our Quarterly Report on Form 10-Q for the period ended September 30, 2012 (filed on November 7, 2012); and

●	Our Current Report on Form 8-K (filed on November 7, 2012).

The information incorporated by reference contains important information about us and our financial condition, and is considered to be part of this prospectus. The documents that have been incorporated by reference are an important part of this prospectus, and you should review that information in order to understand the nature of any investment by you in our common stock. Information contained in this prospectus, including the documents incorporated by reference herein, automatically updates and supercedes previously filed information.

If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus. Any such request should be directed to:

Paramount Gold and Silver Corp.
665 Anderson Street
Winnemucca, NV 89445
Telephone: (775) 625-3600
Attn: Investor Relations

INDEX TO FINANCIAL STATEMENTS

PARAMOUNT GOLD AND SILVER CORP.

 (An Exploration Stage Mining Company)

Index to Consolidated Financial Statements

(Audited)

Year ended June 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Paramount Gold and Silver Corp. (An Exploration Stage Corporation):

We have audited the accompanying consolidated balance sheets of Paramount Gold and Silver Corp. (the "Company") as of June 30, 2012 and 2011, and the related consolidated statements of loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2012 and from the date of inception (March 29, 2005) through June 30, 2012. We also have audited the Company's internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2012 and 2011 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2012 and from the date of inception (March 29, 2005) through June 30, 2012 in conformity with generally accepted accounting principles in the United States of America.  Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

MNP LLP

Vancouver, BC
September 10, 2012

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Consolidated Balance Sheets
As at June 30, 2012 and June 30, 2011
(Expressed in United States dollars, unless otherwise stated)

	As at June 30,	As at June 30,
	2012 (Audited)	2011 (Audited)
Assets

Current Assets
Cash and cash equivalents	$12,500,708	$14,689,241
Short-term investments	7,500,000	-
Amounts receivable	1,458,365	1,625,724
Prepaid and deposits	354,667	34,252
Prepaid insurance, current portion (Note 11)	245,215	245,215
Marketable securities (Note 3)	-	319,219
Total Current Assets	22,058,955	16,913,651
Non-Current Assets
Mineral properties (Note 8)	50,479,859	49,515,859
Property and equipment (Note 9)	458,937	487,740
Prepaid insurance, non current portion (Note 11)	367,822	613,035
Reclamation bond (Note 11)	2,754,316	2,765,742
Total Non-Current Assets	54,060,934	53,382,376

Total Assets	$76,119,889	$70,296,027

Liabilities and Stockholders' Equity

Liabilities

Current Liabilities
Accounts payable and accrued liabilities	$1,364,419	$769,172
Warrant liability (Note 4)	10,746,787	16,914,660
Total Current Liabilities	12,111,206	17,683,832

Non-Current Liabilities
Reclamation and environmental obligation (Note 11)	1,198,179	1,143,892
Total Liabilities	$13,309,385	18,827,724

Stockholders' Equity
Capital Stock, par value $0.001 per share; authorized 200,000,000 shares, 147,412,603 issued and outstanding at June 30, 2012 and 136,249,512 shares issued and outstanding at June 30, 2011	147,413	136,249
Additional paid in capital	151,564,888	129,664,660
Contributed surplus	12,892,174	11,287,242
Deficit accumulated during the exploration stage	(101,729,241)	(89,637,633)
Accumulated other comprehensive income (loss)	(64,730)	17,785
Total Stockholders' Equity	62,810,504	51,468,303

Total Liabilities and Stockholders' Equity	$76,119,889	$70,296,027

Subsequent Events (Note 13)

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended June 30, 2012, June 30, 2011 and June 30, 2010
(Expressed in United States dollars, unless otherwise stated)

	For the Year Ended June 30, 2012	For the Year Ended June 30, 2011	For the Year Ended June 30, 2010	Cumulative Since Inception to June 30, 2012
Revenue
Interest income	$42,660	$118,870	$35,853	$1,179,492
Other income	73,130	180,833	-	253,963
Total Revenue	$115,790	$299,703	$35,853	$1,433,455

Expenses:
Incorporation costs	-	-	-	1,773
Exploration	13,427,376	7,984,774	6,043,791	45,209,413
Professional fees	1,166,881	1,280,869	931,404	8,672,804
Directors compensation	1,357,051	813,154	141,224	2,311,429
Travel & lodging	224,705	212,999	192,642	1,486,952
Corporate communications	440,382	260,309	332,139	3,817,789
Consulting fees	475,087	464,790	418,437	14,744,697
Office & administration	451,773	333,789	429,149	3,141,395
Interest & service charges	10,648	12,643	57,644	120,133
Loss on disposal of fixed assets	-	-	-	44,669
Insurance	323,777	317,457	47,804	917,106
Depreciation	77,155	73,299	66,367	446,733
Accretion	153,704	119,884	-	273,588
Miscellaneous	-	-	18,124	203,097
Financing & listing fees	-	-	-	(22,024)
Acquisition expenses	-	262,764	1,242,569	1,505,334
Income and other taxes	-	13,015	51,732	64,747
Write down of mineral property	100,000	10,000	275,000	1,856,049
Total Expenses	18,208,539	12,159,746	10,248,026	84,795,684
Net Loss before other items	$18,092,749	$11,860,043	$10,212,173	$83,362,229

Other items
Change in fair value of equity conversion right	-	169,081	821,155	990,236
Change in fair value of warrant liability	(6,167,873)	16,421,412	(5,681,370)	17,210,044
Loss on sale of marketable securities	166,732	-	-	166,732
Net Loss	$12,091,608	$28,450,536	$5,351,958	$101,729,241

Other comprehensive loss
Foreign currency translation adjustment	113,460	(492,405)	156,483	64,730
Unrealized loss on available-for-sale-securities	(30,945)	30,945	-	-
Total Comprehensive Loss for the Period	$12,174,123	$27,989,076	$5,508,441	$101,793,971

Loss per Common share
Basic	$0.09	$0.21	$0.06
Diluted	$0.09	$0.21	$0.06

Weighted Average Number of Common
Shares Used in Per Share Calculations
Basic	139,466,595	130,677,585	98,617,938
Diluted	139,466,595	130,677,585	98,617,938

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Consolidated Statements of Cash Flow
For the Years Ended June 30, 2012, June 30, 2011 and June 30, 2010
(Expressed in United States dollars, unless otherwise stated)

	For the Year Ended June 30, 2012	For the Year Ended June 30, 2011	For the Year Ended June 30, 2010	Cumulative Since Inception to June 30, 2012

Net Loss	$(12,091,608)	$(28,450,536)	$(5,351,958)	$(101,729,241)
Adjustment for:
Depreciation	77,155	73,299	66,367	446,733
Loss on disposal of assets	-	-	-	44,669
Stock based compensation	1,918,724	1,200,875	309,840	19,577,123
Accrued interest	-	-	-	(58,875)
Write-down of mineral properties	100,000	10,000	275,000	1,856,049
Accretion expense	153,704	119,884	-	273,588
Change in reclamation	(5,312)	63,592	-	58,280
Insurance expense	245,213	182,235	-	427,448
Other non cash transactions	205,474	(899)	-	204,575
Change in fair value of equity conversion right	-	169,081	821,155	990,236
Change in fair value of warrant liability	(6,167,873)	16,421,412	(5,681,370)	17,210,044
(Increase) Decrease in accounts receivable	167,359	(30,679)	(1,290,352)	(1,374,939)
(Increase) Decrease in prepaid expenses	(320,415)	11,116	37,215	(354,667)
Increase (Decrease) in accounts payable	595,247	(1,544,935)	46,878	(519,364)
Cash used in operating activities	$(15,122,332)	$(11,775,554)	$(10,767,225)	$(62,948,341)

Sale (purchase) of marketable securities	144,690	-	-	144,690
Increase of reclamation bond	(82,678)	-	-	(82,678)
Purchase of GIC receivable	(7,500,000)	-	1,063,772	(7,441,125)
Notes receivable issued	-	243,495	(152,130)	21,365
Purchase of equity conversion right	-	-	(1,337,700)	(1,337,700)
Purchase of mineral properties	(100,000)	(191,061)	(3,574,252)	(7,209,870)
Cash acquired on acquisition of X-Cal	-	843,101	-	843,101
Purchase of equipment	(48,352)	(10,989)	(64,955)	(950,214)
Cash provided by (used in) investing activities	$(7,586,340)	$884,546	$(4,065,265)	$(16,012,431)

Demand notes payable issued	-	-	-	105,580
Issuance of capital Stock	20,633,600	3,707,339	29,328,480	91,465,579
Cash provided by financing activities	$20,633,600	$3,707,339	$29,328,480	$91,571,159

Effect of exchange rate changes on cash	(113,460)	492,405	(156,484)	(109,678)

Change in cash during period	(2,188,533)	(6,691,264)	14,339,506	12,500,708

Cash at beginning of period	14,689,241	21,380,505	7,040,999	-
Cash at end of period	$12,500,708	$14,689,241	$21,380,505	$12,500,708

Supplemental Cash Flow Disclosure
Cash	$3,125,789	$3,680,403	$2,723,992
Cash Equivalents	$9,374,919	$11,008,837	$18,656,513

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Consolidated Statements of Stockholder’s Equity
As at June 30, 2012, June 30, 2011 and June 30, 2010
(Expressed in United States dollars, unless otherwise stated)

	Shares	Par Value	Additional Paid in Capital	Deficit Accumulated During Exploration Stage	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Balance at inception	—	$—	$—	$—	$—	$—	$—
Capital issued for financing	121,533,078	121,533	26,105,855	—	—	—	26,227,388
Capital issued for services	5,342,304	5,342	10,160,732	—	—	—	10,166,074
Capital issued from stock options and warrants exercised	384,627	385	249,623		(237,008)		13,000
Capital issued for mineral properties	17,378,519	17,379	15,822,867	—	—	—	15,840,246
Capital issued on settlement of notes payable	39,691	39	105,541	—	—	—	105,580
Returned to treasury	(61,660,000)	(61,660)	61,660	—	—	—	—
Fair value of warrants	—	—	—	—	12,073,546	—	12,073,546
Stock based compensation	—	—	—	—	6,132,972	—	6,132,972
Foreign currency translation	—	—	—	—	—	(287,192)	(287,192)
Net Income (loss)	—	—	—	(43,197,264)	—	—	(43,197,264)
Balance at June 30, 2009	83,018,219	$83,018	$52,506,278	$(43,197,264)	$17,969,510	$(287,192)	$27,074,350
Capital issued for financing	18,400,000	18,400	21,371,043	—	—	—	21,389,443
Capital issued from stock options and warrants exercised	8,351,360	8,351	16,361,552	—	(3,841,264)	—	12,528,639
Capital issued for mineral properties	300,000	300	374,700	—	—	—	375,000
Stock based compensation	—	—	—	—	309,840	—	309,840
Transition adjustment (Note 2)	—	—	—	(12,637,875)	(3,612,864)	—	(16,250,739)
Foreign currency translation	—	—	—	—	—	(156,483)	(156,483)
Net Income (loss)	—	—	—	(5,351,958)	—	—	(5,351,958)
Balance at June 30, 2010	110,069,579	$110,069	$90,613,573	$(61,187,097)	$10,825,222	$(443,675)	$39,918,092
Capital issued for financing	19,395	19	23,970	—	—	—	23,989
Capital issued from stock options and warrants exercised	4,153,085	4,154	10,219,361	—	(1,053,645)	—	9,169,870
Capital issued for acquisition	22,007,453	22,007	28,807,756	—	314,790	—	29,144,553
Stock based compensation	—	—	—	—	1,200,875	—	1,200,875
Foreign currency translation	—	—	—	—	—	492,405	492,405
Unrealized loss on available for sale securities	—	—	—	—	—	(30,945)	(30,945)
Net Income (loss)	—	—	—	(28,450,536)	—	—	(28,450,536)
Balance at June 30, 2011	136,249,512	$136,249	$129,664,660	$(89,637,633)	$11,287,242	$17,785	$51,468,303
Capital issued for financing	10,417,776	10,418	20,335,755	—	—	—	20,346,173
Capital issued from stock options and warrants exercised	345,315	346	600,873	—	(313,792)	—	287,427
Capital issued for mineral properties	400,000	400	963,600	—	—	—	964,000
Stock based compensation	—	—	—	—	1,918,724	—	1,918,724
Foreign currency translation	—	—	—	—	—	(113,460)	(113,460)
Unrealized loss on available for sale securities	—	—	—	—	—	30,945	30,945
Net Income (loss)	—	—	—	(12,091,608)	—	—	(12,091,608)
Balance at June 30, 2012	147,412,603	$147,413	$151,564,888	$(101,729,241)	$12,892,174	$(64,730)	$62,810,504

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

1.	Principal Accounting Policies:

Paramount Gold and Silver Corp. (the “Company”), incorporated under the General Corporation Law of the State of Delaware, and its wholly-owned subsidiaries are engaged in the acquisition, exploration and development of  precious metal properties. The Company’s wholly owned subsidiaries include Paramount Gold de Mexico S.A. de C.V., Magnetic Resources Ltd, Minera Gama SA de CV, and X-Cal Resources Ltd.   The Company is an exploration stage company in the process of exploring its mineral properties in both the United States and Mexico, and has not yet determined whether these properties contain reserves that are economically recoverable.

Basis of Presentation and Preparation

The consolidated financial statements are prepared by management in accordance with U.S generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by management in the accompanying financial statements include collectability of amounts receivable, the fair value of warrant liability, the adequacy of the Company’s asset retirement obligations, fair value of stock based compensation and valuation of deferred tax assets.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash and cash equivalents.

Marketable Securities

The Company classifies its marketable securities as available-for-sale securities.  The securities are measured at fair market value in the financial statements with unrealized gains or losses recorded in other comprehensive income.  At the time securities are sold, gains or losses are included in net income.

Fair Value Measurements

The Company has adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements.  The company applies fair value accounting for all financial assets and liabilities and non – financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company has adopted FASB ASC 825, Financial Instruments, which allows companies to choose to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value.  The Company has not elected the fair value option for any eligible financial instruments.

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

1.	Principal Accounting Policies (Continued):

Stock Based Compensation

The Company has adopted the provisions of FASB ASC 718, “Stock Compensation” (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under the provisions of ASC 718, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).  New shares of the Company’s Common Stock will be issued for any options exercised or awards granted.

Comprehensive Income

FASB ASC 220“Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in the financial statements.

Mineral Properties

Mineral property acquisition costs are capitalized when incurred and will be amortized using the units –of – production method over the estimated life of the reserve following the commencement of production.  If a mineral property is subsequently abandoned or impaired, any capitalized costs will be expensed in the period of abandonment or impairment.

Acquisition costs include cash consideration and the fair market value of shares issued on the acquisition of mineral properties.

Exploration Costs

Exploration costs, which include maintenance, development and exploration of mineral claims, are expensed as incurred.  When it is determined that a mineral deposit can be economically developed as a result of establishing proven and probable reserves, the costs incurred after such determination will be capitalized and amortized over their useful lives.  To date, the Company has not established the commercial feasibility of its exploration prospects; therefore, all exploration costs are being expensed.

Derivatives

The Company accounts for its derivative instruments not indexed to our stock as either assets or liabilities and carries them at fair value.  Derivatives that are not defined as hedges must be adjusted to fair value through earnings.

Warrants and options issued in prior periods with exercise prices denominated in Canadian dollars are no longer considered indexed to our stock, as their exercise price is not in the Company’s functional currency of the US dollar, and therefore no longer qualify for the scope exception and must be accounted for as a derivative.  These warrants and options are reclassified as liabilities under the caption “Warrant liability” and recorded at estimated fair value at each reporting date, computed using the Black-Scholes valuation method.  Changes in the liability from period to period are recorded in the Statements of Operations under the caption “Change in fair value of warrant liability.”

The Company elected to record the change in fair value of the warrant liability as a component of other income and expense on the statement of operations as we believe the amounts recorded relate to financing activities and not as a result of our operations.

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

1.	Principle Accounting Policies (Continued):

Fixed Assets

Equipment is recorded at cost less accumulated depreciation.  All equipment is amortized over its estimated useful life at the following annual rates:

Computer equipment	30% declining balance
Equipment	20% declining balance
Furniture and fixtures	20% declining balance
Exploration equipment	20% declining balance

Income Taxes

Income taxes are determined using assets and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted FASB ASC 740 as of its inception. Pursuant to FASB ASC 740 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future periods; and accordingly is offset by a valuation allowance. FIN No.48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken into in tax returns.

To the extent interest and penalties may be assessed by taxing authorities on any underpayment of income tax, such amounts would be accrued and classified as a component of income tax expense in our Consolidated Statements of Operations and Comprehensive Loss. The Company elected this accounting policy, which is a continuation of our historical policy, in connection with our adoption of FIN 48.

Net Income Per Share

Basic earnings per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during each period.  Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

For the year ended June 30, 2012, 2011 and 2010 the shares of common stock equivalents related to outstanding stock option and stock purchase warrants have not been included in the diluted per share calculation as they are anti-dilutive as the Company has recorded a net loss from continuing operations for each year.

Concentration of Credit Risk and Amounts Receivable

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and amounts receivable.  We deposit our cash with financial institutions which we believe have sufficient credit quality to minimize risk of loss.

Impuesto al Valor Agregado taxes (IVA) are recoverable value-added taxes charged by the Mexican government on goods sold and services rendered at a rate of 16%.  Under certain circumstances, these taxes are recoverable by filing a tax return and as determined by the Mexican taxing authority.  Each period, receivables are reviewed for collectability.  When a receivable is determined to not be collectable we allow for the receivable until we are either assured of collection or assured that a write-off is necessary.  Allowances in association with our receivable from IVA from our Mexico subsidiaries is based on our determination that the Mexican government may not allow the complete refund of these taxes.  The Company believes that all amounts recorded as a receivable from the Mexican government will be recovered.

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

Foreign Currency

The parent company’s functional currency is the United States dollar. The functional currencies of the Company’s wholly-owned subsidiaries are the U.S. Dollar and the Canadian Dollar.  Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the consolidated balance sheet date.   Foreign currency transaction gains and losses are included in the statement of operations and comprehensive loss. The aggregate foreign transaction loss for the year ended June 30, 2012 is $649,243.

The financial statements of the subsidiaries are translated to United States dollars in accordance with ASC 830 using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for revenues and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity.

2.	Recent Accounting Pronouncements Adopted:

i)	ASU 2011-6

In January 2010, the FASB issued guidance regarding fair value: 1) adding new requirements for disclosures about transfers into and out of Levels 1 and 2 measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements, and 2) clarifying existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The guidance also required that disclosures about postretirement benefit plan assets be provided by classes of assets instead of by major categories of assets. The guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity, which was effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance, which did not have any effect on its results of operations, financial position and cash flows.

ii)	ASU 2011-04

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The new guidance does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within GAAP or International Financial Reporting Standards (“IFRSs”). The new guidance also changes the working used to describe many requirements in GAAP for measuring fair value and for disclosing information about fair value measurements and it clarifies the FASB’s intent about the application of existing fair value measurements. The new guidance applies prospectively and is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of the new provisions to have a material impact on our financial condition or results of operations.

iii)	ASU 2011-05

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05). The objective of this amendment is to increase the prominence of other comprehensive income in the financial statements. The amendments require entities to report components of net income and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, the amendments in ASU 2011-05 require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented.  In December 2011, the FASB issued Accounting Standards Update No. 2011-12, which deferred the specific requirements related to the presentation of reclassification adjustments. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We expect the adoption of this ASU will affect financial statement presentation only.

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

iv)	ASU 2011-08

In September 2011, FASB issued Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment (ASU 2011-08), which amends the guidance in ASC 350-20. The amendments in ASU 2011-08 provide entities with the option of performing a qualitative assessment before performing the first step of the two-step impairment test. If entities determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test would be unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. ASU 2011-08 is effective for interim and annual periods beginning after December 15, 2011 but early adoption is permitted. The Company does not expect material financial statement implications relating to the adoption of this ASU.

3.	Marketable Securities and Investments:

As of June 30, 2011, the Company had investments in available-for-sale securities with a cost basis of $350,164.  The investments included certain equity securities of entities involved in the exploration of precious metals.  For the year ended June 30, 2012, the Company sold its investment in available-for-sale securities for proceeds of $144,690 and recorded a loss on its statement of operations and comprehensive loss of $205,474.  The Company also recorded a gain on its statement of operations and comprehensive loss of $38,743 for securities which were previously restricted from sale that were sold during the year-ended June 30, 2012.

4.	Fair Value Measurements:

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization with the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

Level 2
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs that are both significant to the fair value measurement and unobservable.

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

4.	Fair Value Measurements (Continued):

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair Value at June 30, 2012			June 30, 2011
Assets	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$12,500,708	12,500,708	-	-	14,689,241
Short-term investments	7,500,000	7,500,000			-
Marketable Securities	-	-	-	-	319,219

Liabilities
Warrant liability	$10,746,787	-	-	10,746,787	16,914,660

The Company’s cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash and cash equivalents that are valued based on quoted market prices in active markets are primarily comprised of commercial paper, short-term certificates of deposit and U.S. Treasury securities. The amounts receivable represent amounts due from a national government regarding refund of taxes.

The estimated fair value of warrants and options accounted for as liabilities was determined on the date of closing and marked to market at each financial reporting period.  The change in fair value of the warrants is recorded in the statement of operations as a gain (loss) and is estimated using the Black-Scholes option-pricing model with the following inputs:

June 30, 2012
Risk free interest rate	0.23%
Expected life of warrants and options	Less than 1 year
Expected stock price volatility	70.1%
Expected dividend yield	0%

The changes in fair value of the warrants during the year ended June 30, 2012were as follows:

Balance at July 1, 2011	$16,914,660
Issuance of warrants and options	-
Change in fair value recorded in earnings	(6,167,873)
Transferred to equity upon exercise	-
Balance at June 30, 2012	$10,746,787

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

5.	Non-Cash Transactions:

During the years ended June 30, 2012, 2011 and 2010, the Company entered into certain non-cash activities as follows:

	2012	2011	2010
Operating and Financing Activities
From issuance of shares for acquisitions	$-	$29,144,553	$-
From issuance of shares for cashless exercise of options	$16,455	$1,016,273	$1,596,896
From issuance of shares for mineral properties	$964,000	$-	$375,000

6.	Capital Stock:

a) Share issuances:

Authorized capital stock consists of 200,000,000 common shares with par value of $0.001 per share.  At June 30, 2012 there were 147,412,603 shares issued and outstanding and 136,249,512 shares issued and outstanding at June 30, 2011.

During year ended June 30, 2012, the Company issued a total of 11,163,091 common shares which are summarized as follows:

	Common Shares
	2012	2011	2010
Financing	10,417,776	19,395	18,400,000
For acquisition of companies	-	22,007,453	-
Acquisition of mineral properties	400,000	-	300,000
For exercise of warrants and options	345,315	4,153,085	8,351,360
	11,163,091	26,179,933	27,051,360

For the year ended June 30, 2012, the Company closed a private placement offering pursuant to which the Company sold 10,417,776 shares of its common stock for gross proceeds of $21,356,442, at an offering price of $2.05 per share.  In the same period, the Company also recorded share issuance costs of $1,010,270 for net proceeds of $20,346,173.

For the year ended June 30, 2012, the Company entered into an agreement to purchase mining claims in northwestern Nevada in exchange for 400,000 shares of its common stock.  The seller of the mineral claims retains a net smelter royalty of 1.5% on the portion of claims not subject to other royalties and a net smelter royalty of 0.5% on the portion already subject to a 2.0% royalty held by a third party.

For the year ended June 30, 2012, the Company issued 345,315 shares for the exercise of options and received cash in the amount of $287,425.  The exercise price of these options ranged from $0.65 to $1.55.

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

6.	Capital Stock (Continued):

b) Warrants:

The following share purchase warrants were outstanding at June 30, 2012:

	Exercise price in CAD	Exercise price in USD at June 30, 2012	Number of warrants	Remaining contractual life (years)
Warrants *	$1.05	$1.03	7,700,000	0.72
Outstanding and exercisable at June 30, 2012			7,700,000
* Strike price of warrant contract in Canadian dollars.  At June 30, 2012 $1.00 USD = $0.98 CAD.

	June 30, 2012	June 30, 2011
Risk free interest rate	0.19%	0.19%
Expected life of warrants	.72 year	1 year
Expected stock price volatility	66%	72%
Expected dividend yield	0%	0%

c) Stock options:

On August 23, 2007, the board and stockholders approved the 2007/2008 Stock Incentive & Compensation Plan thereby reserving an additional 4,000,000 common shares for issuance to employees, directors and consultants.

On February 24, 2009, the stockholders approved the 2008/2009 Stock Incentive & Equity Compensation Plan thereby reserving an additional 3,000,000 common shares for future issuance.  The stockholders also approved the re-pricing of the exercise price of all outstanding stock options to $0.65 per share.

On December 2, 2011, the stockholders approved the 2011/2012 Stock Incentive & Equity Compensation Plan thereby reserving an additional 4,000,000 common shares for future issuance to employees, directors and consultants.

Stock Based Compensation

The Company uses the Black-Scholes option valuation model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

	June 30, 2012	June 30, 2011
WA Risk free interest rate	0.22%	0.43%
WA Expected dividend yield	0%	0%
WA Expected stock price volatility	77%	74%
WA Expected life of options	3.4 years	1.8 years

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

6.	Capital Stock (Continued):

Changes in the Company’s stock options for the year ended June 30, 2012 are summarized below:

Options	Number	Weighted Avg. Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at June 30, 2010	2,785,000	$0.91	2.40	$1,261,750
Issued	1,999,375	2.09
Cancelled/Expired	(200,000)	1.75
Exercised	(2,423,255)	1.08		$3,311,224
Outstanding at June 30, 2011	2,161,120	$1.74	2.08	$3,280,911
Issued	1,693,500	2.50
Cancelled / Expired	(370,500)	2.64
Exercised	(355,000)	0.83		$418,663
Outstanding at June 30, 2012	3,129,120	$2.16	2.41	$1,166,543
Exercisable at June 30, 2012	2,424,121	$2.00	1.97	$1,166,543

At June 30, 2012, there were 3,129,120 options outstanding. Options outstanding above that have not been vested at period end are 704,999 which have a maximum service term of 1- 4 years. The vesting of these options is dependent on market conditions which have yet to be met.   As of June 30, 2012, there was $479,600 of unrecognized compensation cost related to non-vested stock options to be recognized over a weighted average period of 1.4 years.

A summary of the non-vested options as of June 30, 2012 and 2011 and changes during the fiscal years ended June 30, 2012 and 2011 is as follows:

Non-vested Options	Number	Weighted Avg. Grant-Date Fair Value
Non-vested at June 30, 2010	831,252	$0.79
Issued	1,999,375	0.85
Vested	(2,550,628)	0.71
Forfeited	(50,000)	1.15
Non-vested at June 30, 2011	229,999	$2.12
Issued	1,693,500	$1.23
Vested	(1,168,500)	1.03
Forfeited	(50,000)	1.29
Non-vested at June 30, 2012	704,999	$1.84

For the year ended June 30, 2012 the Company recognized stock based compensation expense in the amount of $1,918,724 (2011 - $1,200,875, 2010 - $309,840).

7.	Related Party Transactions:

During the year ended June 30, 2012, directors received cash payments in the amount of $240,500 (2011 -$215,000, 2010 - $144,758) for their services as directors or members of committees of the Company’s Board.   During the year ended June 30, 2012, the Company also recorded a non-cash transaction to recognize stock based compensation for directors in the amount of $1,116,551 (2011 -$598,153, 2010 -$nil)

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

During the year ended June 30, 2012 the Company made payments of $93,656 (2011 - $96,080, 2010 -$91,469) pursuant to a premises lease agreement to a corporation in which an officer is a shareholder.

All transactions with related parties are made in the normal course of operations and measured at exchange value.

8.	Mineral Properties:

The Company has capitalized acquisition costs on mineral properties as follows:

	June 30, 2012	June 30, 2011
Iris Royalty	50,000	50,000
Morelos	-	100,000
San Miguel Project	21,992,263	21,992,263
Sleeper	25,891,490	24,827,490
Mill Creek	2,096,616	2,096,616
Spring Valley	385,429	385,429
Reese River	64,061	64,061
	$50,479,859	$49,515,859

For the year ended June 30, 2012, the Company decided it would not make the required bi-annual mineral concession payments to the Mexican Government for its interest in the Morelos property.  As a result, the value the Company has recorded for its interest in the Morelos property has been written off  and a loss of $100,000 has been recorded on the statement of operations and comprehensive loss.

For the year ended June 30, 2012, the Company purchased mineral claims that are related to the Sleeper Gold Project for shares in the Company’s common stock.  The fair value of the shares issued were $964,000.

For the year ended June 30, 2012, the Company made a payment for $100,000 towards a previously purchased mineral claim that is part of the Sleeper Gold  Project.

9.	Property and Equipment:

			Net Book Value
	Cost	Accumulated Amortization	June 30, 2012	June 30,2011

Property and Equipment	$856,285	$397,348	$458,937	$487,740

During the year ended June 30, 2012, net additions to property, and equipment were $48,352 (2011- $10,989). During the year ended June 30, 2012 the Company recorded depreciation of $77,155 (2011-$73,299, 2010 –$ 66,367).

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

10.	Segmented Information:

Segmented information has been compiled based on the geographic regions in which the Company has acquired mineral properties and performs exploration activities.

Loss for the period by geographical segment for the year ended June 30, 2012:

	United States	Mexico	Total
Interest income	$32,869	$9,791	$42,660
Other income	73,130	-	73,130
Total income	$105,999	$9,791	$115,790

Expenses:
Exploration	4,479,783	8,947,593	13,427,376
Professional fees	1,166,881	-	1,166,881
Directors compensation	1,357,051	-	1,357,051
Travel and lodging	224,705	-	224,705
Corporate communications	440,382	-	440,382
Consulting fees	475,087	-	475,087
Office and administration	383,691	68,082	451,773
Interest and service charges	7,480	3,168	10,648
Insurance	323,777	-	323,777
Amortization	41,027	36,128	77,155
Accretion	153,704	-	153,704
Write-down of mineral properties	-	100,000	100,000
Total Expenses	9,053,568	9,154,971	18,208,539
Net loss before other items	$8,947,569	$9,145,180	$18,092,749

Other items
Change in fair value of warrant liability	(6,167,873)	-	(6,167,873)
Loss on sale of marketable securities	166,732	-	166,732
Net Loss	$2,946,428	$9,145,180	$12,091,608

Other comprehensive loss
Foreign currency translation adjustment	113,460	-	113,460
Unrealized loss on available for sale securities	(30,945)		(30,945)
Total Comprehensive Loss for the Period	$3,028,943	$9,145,180	$12,174,123

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

10.	Segmented Information (Continued):

Loss for the period by geographical segment for the year ended June 30, 2011:

	United States	Mexico / Latin America	Total
Interest income	$81,265	$37,605	$118,870
Other income	178,230	2,603	180,833
Total income	$259,495	$40,208	$299,703

Expenses:
Exploration	4,516,969	3,467,805	7,984,774
Professional fees	1,280,869	-	1,280,869
Directors compensation	813,154	-	813,154
Travel and lodging	212,999	-	212,999
Corporate communications	260,309	-	260,309
Consulting fees	464,790	-	464,790
Office and administration	297,702	36,087	333,789
Interest and service charges	9,586	3,057	12,643
Insurance	317,457	-	317,457
Amortization	20,161	53,138	73,299
Accretion	119,884	-	119,884
Acquisition Expenses	262,764	-	262,764
Write off of mineral property	-	10,000	10,000
Income and other taxes	13,015	-	13,015
Total Expenses	8,589,659	3,570,087	12,159,746
Net loss before other items	$8,330,164	$3,529,879	$11,860,043

Other item
Change in fair value of equity conversion right	169,081	-	169,081
Change in fair value of warrant liability	16,421,412	-	16,421,412
Net Loss	$24,920,657	$3,529,879	$28,450,536

Other comprehensive loss
Foreign currency translation adjustment	(492,405)	-	(492,405)
Unrealized loss on available for sale securities	30,945	-	30,945
Total Comprehensive Loss for the Period	$24,459,197	$3,529,879	$27,989,076

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

10.	Segmented Information (Continued):

Loss for the period by geographical segment for the year ended June 30, 2010:

	United States	Mexico / Latin America	Total
Interest income	$35,779	$74	$35,853
Total income	$35,779	$74	$35,853

Expenses:
Exploration	640,045	5,403,746	6,043,791
Professional fees	930,926	478	931,404
Directors compensation	141,224	-	141,224
Travel and lodging	192,642	-	192,642
Corporate communications	332,139	-	332,139
Consulting fees	418,437	-	418,437
Office and administration	310,371	118,778	429,149
Interest and service charges	53,818	3,826	57,644
Insurance	47,804	-	47,804
Amortization	18,661	47,706	66,367
Acquisition expenses	1,242,569	-	1,242,569
Miscellaneous	18,124	-	18,124
Write off of mineral property	275,000	-	275,000
Income and other taxes	51,732	-	51,732
Total Expenses	4,673,492	5,574,534	10,248,026
Net loss before other items	$4,637,713	$5,574,460	$10,212,173

Other item
Change in fair value of equity conversion right	821,155	-	821,155
Change in fair value of warrant liability	(5,681,370)	-	(5,681,370)
Net Loss	$(222,502)	$5,574,460	$5,351,958

Other comprehensive loss
Foreign currency translation adjustment	156,483	-	156,483
Total Comprehensive Loss for the Period	$(66,019)	$5,574,460	$5,508,441

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

10.	Segmented Information (Continued):

Assets by geographical segment:

	United States	Mexico	Total
June 30, 2012
Mineral properties	$28,337,596	$22,142,263	$50,479,859
Property and equipment	99,686	359,251	458,937

June 30, 2011
Mineral properties	27,373,596	22,142,263	49,515,859
Property and equipment	$131,683	$356,057	$487,740

11.	Reclamation and Environmental:

The Company holds an insurance policy related to its Sleeper Gold Project that covers reclamation costs in the event the Company defaults on payments of its reclamation costs up to an aggregate of $25 million.  The insurance premium is being amortized over ten years and the current and non-current prepaid insurance balance at June 30, 2012 is $613,037.

As a part of the policy, the Company has funds in a commutation account which is used to reimburse reclamation costs and indemnity claims.  For the year ended June 30, 2012, the Company and the Bureau of Land Management of Nevada reviewed the previous reclamation cost estimates for the exploration activities of the Company and determined an increase in those estimates was required.  As a result, the Company provided additional bonding to the Bureau of Land Management and increased the balance of the commutation account by $82,678.   The balance of the commutation account at June 30, 2012 is $2,754,316.

Reclamation and environmental costs are based principally on legal requirements.  Management estimates costs associated with reclamation of mineral properties.  On an ongoing basis the Company evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.   A liability has been established equal to the present value of the obligation, and the carrying amount of the mineral properties has been increased by the same amount.

Changes to the Company’s asset retirement obligations are as follows:

	June 30, 2012	June 30, 2011
Balance at beginning of period	$1,143,892	$-
Asset retirement obligations acquired		1,121,150
Accretion expense	153,704	119,884
Payments	(99,417)	(97,142)
Balance at end of period	$1,198,179	$1,143,892

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

12.	Income Taxes:

At June 30, 2012, the Company has unused tax loss carry forwards in the United States of $31,619,622 (2011 - $22,595,854, 2010 - $17,769,298) expiring between the years 2019 and 2032 which are available to reduce taxable income and unused capital loss carry forwards of $2,156,659 (2011 - $nil, 2010 - $nil) expiring in year 2015 which are available to reduce taxable capital gains. As at June 30, 2012 the Company has unused tax loss carry forwards in Canada of $6,369,054 (2011 - $6,643,964, 2010 - $nil) expiring between 2013 and 2032 which are available to reduce taxable income.  As at June 30, 2012 the Company has unused tax loss carry forwards in Mexico and Peru of $30,829,351 (2011 - $29,837,310, 2010 - $24,633,228) which are available to reduce taxable income. The tax effects of the significant components within the Company’s deferred tax asset (liability) at June 30, 2012 are as follows:

	2012	2011	2010
United States
Loss carry forwards	10,750,672	6,778,756	5,330,789
Capital loss carry forwards	733,264	-	-
Other	407,381	343,168	(154,964)
Mineral properties	1,248,312	1,299,948	-
Property, plant and equipment	(16,554)	(25,207)	27
Canada
Loss carry forwards	1,592,263	1,660,991	-
Other	2,825	7,469	-
Property, plant and equipment	56,837	63,961	-
Mexico
Loss carry forwards	8,632,218	7,053,872	5,774,229
Property, plant and equipment	97,768	76,997	56,134
Peru
Loss carry forwards	-	1,393,473	1,203,263

Valuation allowance	(23,504,986)	(18,653,428)	(12,209,478)
Net deferred tax asset	-	-	-

The income tax expense differs from the amounts computed by applying statutory tax to pre-tax losses as a result of the following:

	2012	2011	2010

Loss before income taxes	(12,091,608)	(28,450,536)	(5,351,958)
Statutory tax rate	34%	30%	30%
Expected recovery at statutory tax rate	(4,111,147)	(8,535,161)	(1,605,587)
Adjustments to benefits resulting from:

Impact of lower tax rate in subsidiaries	524,715	112,345	106,980
Permanent differences	(1,119,555)	-	-
Terminal loss on disposal of asset	(145,571)	5,738,239	(1,509,157)
Valuation allowance	4,851,558	2,684,577	3,007,764

Provision for income taxes	-	-	-

The accompanying notes are an integral part of the consolidated financial statements

PARAMOUNT GOLD AND SILVER CORP.
(An Exploration Stage Mining Company)
Notes to Consolidated financial statements (Audited)
For the Year Ended June 30, 2012
(Expressed in United States dollars, unless otherwise stated)

The potential tax benefits of net operating and capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating or capital losses carried forward in future years.

Accounting for uncertainty for Income Tax

Income taxes are determined using assets and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Effective July 1, 2009, the Company adopted the interpretation for accounting for uncertainty in income taxes which was an interpretation of the accounting standard accounting for income taxes. This interpretation created a single model to address accounting for uncertainty in tax positions. This interpretation clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

As at June 30, 2012 and 2011, the Company’s consolidated balance sheets did not reflect a liability for uncertain tax positions, nor any accrued penalties or interest associated with income tax uncertainties. The Company is subject to income taxation at the federal and state levels. The Company is subject to US federal tax examinations for the tax years 2008 through 2011. Loss carryforwards generated or utilized in years earlier than 2008 are also subject to examination and adjustment. The Company has no income tax examinations in process.

13.	Subsequent Events:

In July 2012, the Company exercised two options to acquire 11 mining concessions located in Mexico and related to its San Miguel project.  In consideration for the mining concessions, the Company has made cash payments totaling $1,693,000.   Included in the payment is a value added tax amount of $234,200 from the Mexican Government.

The accompanying notes are an integral part of the consolidated financial statements

10,417,776 Shares of Common Stock

Prospectus

November 30, 2012